
MADE
TO
MEASURE

THE NEIMAN MARCUS GROUP

ANNUAL REPORT 2004


Revenues up 14%
Net earnings up 87%

NO MATTER HOW YOU FRAME IT, FISCAL 2004 WAS AN OUTSTANDING YEAR

The Neiman Marcus Group has always been known for our extraordinary merchandise, customer service and stores. During fiscal 2004, we were proud to produce financial results that were equally spectacular. Maintaining a focused business plan, we achieved record sales and earnings, establishing new milestones across all of our businesses. When it comes to luxury leadership, our performance is made to measure.

RECORD PRODUCTIVITY



Highest sales per square foot in peer group

$532 PER SQUARE FOOT

Our Specialty Retail Stores deliver the highest sales per square foot in their peer group. In fact, our productivity outdistances our nearest competitor by over 40%. In 2004, we broke our own record of $511 set in 2001. And we continue to aim higher.



8.5%

1998 and 2000

9.7%

2004

We're selling more. We're selling more at full-price. And we're doing it more efficiently than ever. That's how we achieved a new record operating margin in fiscal 2004, exceeding our old mark by 120 basis points.


’S
Dressed
to
the

THE LUXURY CUSTOMER IS TRADING UP, NOT DOWN

Suddenly, everyone is talking about the growth of the luxury market. And while we're pleased our segment is receiving the attention, we're also cautious to distinguish reality from hype.

For Neiman Marcus and Bergdorf Goodman customers, luxury isn't a passing fancy or a popular trend. It's a permanent lifestyle, which includes a constant quest for the best of everything in life. Today, the demand for "true luxury" has never been stronger, as our customers seek higher quality and greater exclusivity than ever before.

We recognized the opportunity years ago. By continuously refining and upgrading our merchandise mix, we've stayed right in step with our customers who look to us — and to their sales associates — as the fashion authorities in their lives. By maintaining this focus, we believe we will further distance ourselves from competitors in the market.



20th Anniversary of the InCircle® Rewards Program

Twenty years ago, the Neiman Marcus InCircle Rewards program was one of the first preferred customer programs of its kind. Today it's lauded as one of the most innovative and successful loyalty programs ever developed in the retail industry, accounting for more than 50% of Neiman Marcus Stores' sales. Among the one-of-a-kind awards we offered during this year's anniversary was a 20-day fantasy road trip that included premier seating at Wimbledon, the British Open Golf Championship and the French Grand Prix.

A LANDMARK MAKEOVER


Dior

22%

increase in comp store sales at Bergdorf Goodman

Bergdorf Goodman's historic renovation is generating equally historic returns, as sales increased 22.2% during fiscal 2004. The remodel has solidified this 5th Avenue landmark's reputation as the "must shop" destination for well-heeled New Yorkers and travelers alike.

DIRECT SALES SURGING



INTERNET SALES INCREASE MORE THAN 50%



Many experts said that e-commerce was for books and music, not Valentino suits and Corinthian four-poster beds. We knew differently, seeing the Web as an opportunity to connect with vastly underserved markets via an online environment that reflects the sophistication of our stores. Today the Internet is the cornerstone of our fast-growing direct-to-consumer efforts. Total Internet sales for our Neiman Marcus, Horchow and Chef's Catalog brands grew more than 50% in fiscal 2004, totaling $242 million. We will continue to refine our merchandise and improve our technology to further expand our success.

IT ALL ADDS UP TO THE BEST YEAR IN OUR HISTORY

For almost 100 years, The Neiman Marcus Group has set the standard for excellence in luxury retailing. During fiscal 2004, we continued to elevate that bar, achieving the best performance in our history, while strengthening our relationships within the thriving affluent market.

We have never been more focused on the needs of these customers or our commitment to enhancing shareholder value. We delivered on both of these goals last year, reinforcing our market leadership, while generating record sales and earnings in an improving, but still tentative, economic environment. Total revenues increased 14% to $3.55 billion, compared to $3.10 billion in fiscal 2003. Net earnings grew 87% to $205 million, or $4.19 per diluted share, compared to $109 million, or $2.29 per diluted share, the prior year.

Through our team's intense focus on full-price selling, disciplined inventory management and rigorous expense control, we achieved a record operating margin of 9.7%, far surpassing our previous high of 8.5% in fiscal 2000. SG&A (selling, general and administrative) expenses as a percentage of sales declined more than 120 basis points to 24.7%, our best performance in six years. Importantly, we also generated a return on equity of 16.3%, compared to 11.3% in fiscal 2003.

These outstanding results helped drive an approximately 40% increase in the value of our common stock during fiscal 2004, more than tripling the performance of the S&P 500 over the same period. To further enhance shareholder value and to demonstrate our confidence in the long-term strength of our Company, our Board of Directors also initiated a quarterly cash dividend of $0.13 per share in January 2004.

Our success is the product of a focused business plan that combines equal dedication to luxury leadership and financial discipline.

ELEVATING UPSCALE RETAILING

A few years ago, amid great economic uncertainty, the luxury market faced a crucial crossroads. While some retailers serving our market responded by choosing to expand their customer base, we stayed firmly focused on our upscale customer, elevating our standards for customer service, merchandise quality and fashion leadership. We also remained steadfast in our commitment to financial discipline. This business strategy could not have been more on target, as evidenced by the outstanding performance of our Specialty Retail Stores division in fiscal 2004.

Our Neiman Marcus and Bergdorf Goodman stores were among the best performing in the retail industry, helping us to increase our penetration among luxury customers. During fiscal 2004, our Specialty Retail Stores division increased revenues by 13.7% to $2.87 billion. Comparable store revenues grew 12.0% and 22.2% at Neiman Marcus Stores and Bergdorf Goodman, respectively. And, most notably, sales productivity for the division soared to a record $532 per square foot.

By improving the way we plan, purchase and allocate merchandise, we were able to achieve this significant growth with a nominal inventory increase of 4% at the Specialty Retail Stores division. These improvements also contributed to increased full-price selling and fewer markdowns, helping the division to increase operating earnings by 57% to $311 million.

As one of our key strategic initiatives, we will continue to invest in our merchandise systems to enhance our planning capabilities and improve our inventory efficiencies. Our other ongoing initiatives include:

- Concentrating our efforts on six key "focus categories" of merchandise — fine apparel, shoes, handbags, contemporary sportswear, beauty and designer jewelry. This strategy has produced very strong results; for example, handbag sales alone increased more than 25% at Neiman Marcus Stores during fiscal 2004.
- Investing in several "focus stores" that we believe have significant growth potential. These investments include making capital improvements, adding sales associates, increasing our marketing efforts and enhancing the depth and breadth of store inventories.
- Increasing our penetration of select customer segments through targeted sales and marketing programs. As part of this strategy, we have created relationship managers to help match customers to sales associates who best fit their needs. Additionally in fiscal 2004, we rolled out a new point-of-sale system that will enable our sales associates to provide even more personalized service to their customers.

New stores and remodels. We continue our disciplined investment program in new stores and remodels, targeting an average annual square footage growth of 2–3%. In the fall of 2005, we plan to open new stores in San Antonio and Boca Raton. We will also open stores in Austin and Charlotte in the fall of 2006. In addition, we plan to open a new store in suburban Boston in spring 2007. In total, these developments will add over 500,000 square feet of new selling space over the next three years. And, through our successful remodel program, we continue to increase the sales and productivity of existing stores. Remodels underway at our Newport Beach, San Francisco, Houston and Bergdorf Goodman stores will expand our selling space by an additional 105,000 square feet over the next two years.

During the past year, we expanded our distribution center in Longview, Texas by 25% to over 600,000 square feet. As part of this expansion, we realigned the warehouse space, enabling us to strengthen our "lockerstock" inventory management program. With this program, we maintain certain key inventory items centrally, allowing us to "fill-in" inventory at individual stores more efficiently. In addition, our sales associates can now use the program to ship items directly to our customers, improving customer service and increasing productivity.

GROWING WITH CLICKS, NOT JUST WITH BRICKS

Neiman Marcus Direct — our catalog and online division — expands our reach far beyond the trading area of our Specialty Retail Stores and gives us an additional sales channel to build relationships with new and existing customers. The division, which includes our Neiman Marcus, Horchow and Chef's Catalog brands, increased its sales by more than 15% in fiscal 2004 to $571 million. Operating earnings grew 34% to $61 million.

Our rapidly growing Internet business continues to be a major driver of this success, as sales increased more than 50% in fiscal 2004 to $242 million. The Web is also helping to attract new customers for our catalog business, as many Internet-only customers become multi-channel shoppers.

Among Neiman Marcus Direct's key initiatives during fiscal 2005 is the first-quarter conversion of BergdorfGoodman.com from an information-only to a fully transactional Web site. The division will also partner with two major vendors to launch co-branded e-commerce capabilities on their Web sites, leveraging our growing Internet infrastructure and fulfillment expertise. Further, we plan to open additional home-merchandise showrooms within two Neiman Marcus stores, showcasing select items from our Horchow and Neiman Marcus direct businesses. The showrooms are also equipped with direct links to each of our Web sites to conveniently provide our customers with the full merchandise assortment.

Finally, as announced in May 2004, we are exploring strategic alternatives for our Chef's Catalog business which continues to show promise but has underperformed our other brands.

INVESTING IN LUXURY BRANDS WITH LOYAL FANS

Our investments in Kate Spade and Laura Mercier performed extremely well in fiscal 2004, as sales increased 40% and 18%, respectively. Combined revenues for these brands exceeded $100 million for the first time.

Kate Spade achieved exceptionally strong sales in shoes, handbags and accessories and benefited from the successful launch of a new china, crystal and flatware business. Four new freestanding Kate Spade boutiques were opened during the year, expanding the total to 14. Kate Spade plans to open six additional stores and launch an e-commerce site in fiscal 2005. Laura Mercier continues to attract a loyal following in the U.S. and Europe and it is well positioned to take advantage of the growing demand for luxury beauty products and cosmetics.

WE'VE NEVER BEEN STRONGER OR MORE RESOLVED

As a result of our outstanding performance in fiscal 2004, we enter the new year with an extremely strong balance sheet and the financial resources to invest in the continued growth of our business.

At year end, our cash balance totaled $368 million, up $161 million from the prior year — an outstanding result considering we also made $45 million of voluntary contributions to our pension plan and distributed over $12 million to our shareholders through our new quarterly cash dividend program. Adding to our financial flexibility, we replaced our $300 million bank line, which was due to expire in 2005, with a five-year $350 million unsecured credit facility.

We have budgeted capital expenditures of approximately $160 million to $170 million for fiscal 2005. This figure includes capital for our new store and remodel program and several large-scale information and technology projects, including a new warehouse management system, improvements to our product reporting capabilities to further increase our operating efficiency and a new human resources system to enhance our recruiting, training and incentive compensation efforts.



FROM LEFT TO RIGHT:
Richard A. Smith, Chairman;
Burton M. Tansky, President and Chief Executive Officer;
Brian J. Knez, Vice Chairman;
Robert A. Smith, Vice Chairman.

PHOTOGRAPHED AT:
Bergdorf Goodman,
New York City.

In closing, we would like to thank our more than 15,000 employees, across all of our businesses, for their outstanding performance and unwavering dedication to customer service. While we celebrate our record-breaking performance in fiscal 2004, we are even more proud of the strong platform we have built for future growth. As a result, we intensified our resolve and reaffirmed our long-term business goals, which include:

- Achieving 2–3% average annual square footage growth, through new store openings in select markets and the expansion and remodel of high productivity stores,
- Delivering average revenue growth in the mid-single digits,
- Expanding our operating margin to 10%, and
- Improving our return on assets by focusing on improving inventory efficiencies and applying rigorous standards to all capital projects.

Many factors contribute to our optimism, including the continued growth of the affluent consumer demographic and the increasing economic power this segment represents. We believe no one understands luxury customers better than The Neiman Marcus Group and we will continue to differentiate ourselves in the market by developing new ways to engage, inspire and delight them. In our view, the best is yet to come.

Sincerely,

RICHARD A. SMITH
Chairman

BURTON M. TANSKY
President and Chief Executive Officer

BRIAN J. KNEZ
Vice Chairman

ROBERT A. SMITH
Vice Chairman

FINANCIAL HIGHLIGHTS

RESULTS FROM OPERATIONS

(in millions, except per share amounts)	July 29, 2000	July 28, 2001	August 3, 2002	August 2, 2003	**July 31, 2004**
Revenues	$ 2,926.4	$ 3,015.5	$ 2,948.3	$ 3,098.1	**$ 3,545.6**
Operating earnings	$ 248.4	$ 193.6	$ 177.7	$ 221.1	**$ 345.2**
Diluted earnings per share*	$ 2.75	$ 2.26	$ 2.08	$ 2.60	**$ 4.19**

*Includes earnings before change in accounting principle


$ 3,600
3,400
3,200
3,000
2,800
00
01
02
03
04

REVENUES
in millions


$ 350
290
230
170
110
00
01
02
03
04

OPERATING EARNINGS
in millions


$ 4.50
3.80
3.10
2.40
1.70
00
01
02
03
04

DILUTED EARNINGS PER SHARE*
*Net earnings before change in accounting principle


10.00%
8.80%
7.60%
6.40%
5.20%
00
01
02
03
04

OPERATING EARNINGS MARGIN*
*Operating earnings divided by revenues


17.5%
15.5%
13.5%
11.5%
9.5%
00
01
02
03
04

RETURN ON AVERAGE EQUITY*
*Net earnings before change in accounting principle divided by average shareholder equity


25.0%
20.0%
15.0%
10.0%
5.0%
00
01
02
03
04

RETURN ON NET ASSETS*
*Operating earnings divided by average shareholder equity plus average notes payable and debentures and average borrowings under credit card facility


$ 150
130
110
90
70
00
01
02
03
04

CAPITAL EXPENDITURES
in millions


$ 540
520
500
480
460
00
01
02
03
04

SALES PER GROSS SQUARE FOOT*
*Includes only Specialty Retail full-line stores

STORE LOCATIONS

NEIMAN MARCUS STORES

Locations	Fiscal Year Operations Began	Gross Store Sq. Feet		Fiscal Year Operations Began	Gross Store Sq. Feet
Dallas, Texas (Downtown)	1908	129,000	Chicago, Illinois (Michigan Ave.)	1984	188,000
Dallas, Texas (NorthPark)	1965	218,000	Boston, Massachusetts	1984	111,000
Houston, Texas (Galleria)	1969	224,000	Palo Alto, California	1986	120,000
Bal Harbour, Florida	1971	97,000	McLean, Virginia	1990	130,000
Atlanta, Georgia	1973	154,000	Denver, Colorado	1991	90,000
St. Louis, Missouri	1975	145,000	Minneapolis, Minnesota	1992	119,000
Northbrook, Illinois	1976	144,000	Scottsdale, Arizona	1992	118,000
Forth Worth, Texas	1977	119,000	Troy, Michigan	1993	157,000
Washington, D.C.	1978	130,000	Short Hills, New Jersey	1996	138,000
Newport Beach, California	1978	154,000	King of Prussia, Pennsylvania	1996	142,000
Beverly Hills, California	1979	185,000	Paramus, New Jersey	1997	141,000
Westchester, New York	1981	138,000	Honolulu, Hawaii	1999	181,000
Las Vegas, Nevada	1981	174,000	Palm Beach, Florida	2001	53,000
Oak Brook, Illinois	1982	119,000	Plano, Texas (Willow Bend)	2002	156,000
San Diego, California	1982	106,000	Tampa, Florida	2002	96,000
Fort Lauderdale, Florida	1983	94,000	Coral Gables, Florida	2003	136,000
San Francisco, California	1983	195,000	Orlando, Florida	2003	95,000
Houston, Texas (Town & Country)	1983	142,000	Clearance Centers (14)		380,000
Total Gross Store Sq. Feet					**5,218,000**

BERGDORF GOODMAN

Locations	Fiscal Year Operations Began	Gross Store Sq. Feet
New York City	1901	250,000
New York City (Men)	1991	66,000
Total Gross Store Sq. Feet		**316,000**

PLANNED NEIMAN MARCUS STORES

Locations	Planned Fiscal Year Opening Date	Gross Store Sq. Feet
San Antonio, Texas	2006	120,000
Boca Raton, Florida	2006	136,000
Austin, Texas	2007	80,000
Charlotte, North Carolina	2007	80,000
Natick, Massachusetts	2007	100,000
Total Gross Store Sq. Feet		**516,000**

REVENUES AND OPERATING EARNINGS SEGMENT INFORMATION

SPECIALTY RETAIL STORES

(in millions)	Revenues	Operating Earnings
Fiscal Year 00	$ 2,458	$ 249
Fiscal Year 01	$ 2,505	$ 201
Fiscal Year 02	$ 2,433	$ 171
Fiscal Year 03	$ 2,525	$ 198
Fiscal Year 04	$ 2,871	$ 311

DIRECT MARKETING

(in millions)	Revenues	Operating Earnings
Fiscal Year 00	$ 405	$ 2
Fiscal Year 01	$ 438	$ 11
Fiscal Year 02	$ 444	$ 23
Fiscal Year 03	$ 493	$ 46
Fiscal Year 04	$ 571	$ 61

MANAGEMENT'S DISCUSSION AND ANALYSIS

EXECUTIVE OVERVIEW

Company Profile

The Neiman Marcus Group, Inc., together with its operating divisions and subsidiaries, is a high-end specialty retailer. The Company's operations include the Specialty Retail Stores segment and the Direct Marketing segment. The Specialty Retail Stores segment consists primarily of Neiman Marcus and Bergdorf Goodman stores. The Direct Marketing segment conducts both print catalog and online operations under the Neiman Marcus, Horchow, Chef's Catalog and Bergdorf Goodman (beginning in September 2004) brand names.

The Company owns a 51 percent interest in Gurwitch Products, LLC, which distributes and markets the Laura Mercier cosmetic line, and a 56 percent interest in Kate Spade LLC, a manufacturer and retailer of high-end designer handbags and accessories. Gurwitch Products, LLC and Kate Spade LLC are hereafter collectively referred to as the "Brand Development Companies."

The Company's fiscal year ends on the Saturday closest to July 31. All references to 2004 relate to the fifty-two weeks ended July 31, 2004; all references to 2003 relate to the fifty-two weeks ended August 2, 2003 and all references to 2002 relate to the fifty-three weeks ended August 3, 2002. References to 2005 relate to the fifty-two weeks ending July 30, 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) should be read in conjunction with the Company's Consolidated Financial Statements. Unless otherwise specified, the meanings of all defined terms in MD&A are consistent with the meanings of such terms as defined in the Notes to the Company's Consolidated Financial Statements.

Overview of the Company's Business

The Company believes that its unique product assortment of luxury, designer and fashion merchandise, coupled with its sales promotion activities and its commitment to superior customer service, have been critical to the Company's success in the past. In addition, the Company believes these factors are critical to the Company's future growth and success.

The Company conducts its selling activities in two primary selling seasons — Fall and Spring. The Fall Season is comprised of the Company's first and second fiscal quarters and the Spring Season is comprised of the Company's third and fourth fiscal quarters.

The first quarter is generally characterized by a higher level of full-price selling with a focus on the initial introduction of Fall Season fashions. Aggressive in-store marketing activities designed to stimulate customer buying, a lower level of markdowns and higher margins are characteristic of this quarter. The second quarter is more focused on promotional activities related to the December holiday season, the early introduction of resort season collections from certain designers and the sale of Fall Season goods on a marked down basis. As a result, margins are typically lower in the second quarter. However, due to the seasonal increase in sales that occurs during the holiday season, the second quarter is typically the quarter in which the Company's sales are the highest and in which expenses are the lowest as a percentage of revenues. The Company's working capital requirements are also the greatest in the first and second quarters as a result of higher seasonal levels of accounts receivables and inventory.

Similarly, the third quarter is generally characterized by a higher level of full-price selling with a focus on the initial introduction of Spring Season fashions. Aggressive in-store marketing activities designed to stimulate customer buying, a lower level of markdowns and higher margins are again characteristic of this quarter. Sales are generally the lowest in the fourth quarter and are focused on promotional activities offering Spring Season goods to the customer on a marked down basis, resulting in lower margins during the quarter.

A large percentage of the Company's merchandise assortment, particularly in the apparel, fashion accessories and shoe categories is ordered months in advance of the introduction of such goods. For example, women's apparel, men's apparel and shoes are typically ordered 6–9 months in advance of the products being offered for sale while handbags, jewelry and other categories are typically ordered 3–6 months in advance. As a result, inherent in the Company's successful execution of its business plans is its ability both to predict the fashion trends that will be of interest to its customers and to anticipate future spending patterns of its customer base.

The Company monitors the sales performance of its inventories throughout each season. The Company seeks to order additional goods to supplement its original purchasing decisions when the level of customer demand is higher than originally anticipated. However, in certain merchandise categories, particularly fashion apparel, the Company's ability to purchase additional goods can be limited. This can result in lost sales to the Company in the event of higher than anticipated demand of the fashion goods offered by the Company or a higher than anticipated level of consumer spending. Conversely, in the event the Company buys fashion goods that are not accepted by the customer or the level of consumer spending is less than the Company anticipated, the Company typically incurs a higher than anticipated level of markdowns, net of vendor allowances, to sell the goods that remain at the end of the season, resulting in lower operating profits. The Company believes that the experience of its merchandising and selling organizations helps to minimize the inherent risk in predicting fashion trends.

Fiscal Year 2004 Highlights

The Company's operating results for fiscal year 2004 were substantially better than fiscal year 2003.

- *Revenues.* Revenues for 2004 were $3.5 billion, the highest in the Company's history. Revenues increased 14.4% in 2004, with double digit increases in comparable store sales in all four quarters. Comparable revenues percentage increases by quarter for 2004 were:

First quarter	10.7%
Second quarter	12.2%
Third quarter	21.4%
Fourth quarter	12.5%

- *Margins.* Margins increased to 34.5% of revenues in 2004 from 33.1% in 2003. This increase is reflective of the high level of acceptance and demand for the fashion goods offered by the Company as well as the Company's purchasing efforts that resulted in the close alignment of purchases to customer demand and the resulting lower level of markdowns.
- *Selling, general and administrative expenses.* Selling, general and administrative (SG&A) expenses decreased to 24.7% of revenues from 25.9% in 2003. This decrease was attributable to both the leveraging of fixed expenses over the higher revenue base and the control and containment of variable expenses.

- *Operating earnings.* Operating earnings increased 55.4% in 2004, representing 9.7% of revenues in 2004 compared to 7.2% in 2003. Operating earnings were 10.8% of revenues for Specialty Retail Stores and 10.7% of revenues for Direct Marketing.

OPERATING RESULTS

Performance Summary

The following table sets forth certain items expressed as percentages of net revenues for the periods indicated.

	Years Ended		
	July 31, 2004	August 2, 2003	August 3, 2002
Revenues	**100.0%**	100.0%	100.0%
Cost of goods sold including buying and occupancy costs	**65.5**	66.9	67.7
Selling, general and administrative expenses	**24.7**	25.9	26.3
Effect of change in vacation policy	**—**	—	(0.5)
Impairment and other charges	**0.1**	—	0.5
Operating earnings	**9.7**	7.2	6.0
Interest expense, net	**0.4**	0.5	0.5
Earnings before income taxes, minority interest and change in accounting principle	**9.3**	6.7	5.5
Income taxes	**3.4**	2.6	2.1
Earnings before minority interest and change in accounting principle	**5.9**	4.1	3.4
Minority interest in net earnings of subsidiaries	**(0.1)**	(0.1)	—
Earnings before change in accounting principle	**5.8**	4.0	3.4
Change in accounting principle	**—**	(0.5)	—
Net earnings	**5.8%**	3.5%	3.4%

Set forth in the following table is certain summary information with respect to the Company's operations for the most recent three fiscal years.

(dollars in millions)	Years Ended July 31, 2004	August 2, 2003	August 3, 2002
Revenues			
Specialty Retail Stores	**$ 2,870.9**	$ 2,524.8	$ 2,433.2
Direct Marketing	**570.6**	493.5	444.0
Other[1]	**104.1**	79.8	71.1
Total	**$ 3,545.6**	$ 3,098.1	$ 2,948.3
Operating Earnings			
Specialty Retail Stores	**$ 310.6**	$ 198.2	$ 170.5
Direct Marketing	**61.3**	45.8	22.8
Other[1]	**(22.8)**	(21.9)	(19.0)
Effect of change in vacation policy	**—**	—	16.6
Impairment and other charges	**(3.9)**	—	(13.2)
Total	**$ 345.2**	$ 222.1	$ 177.7
Operating Earnings Margin			
Specialty Retail Stores	**10.8%**	7.9%	7.0%
Direct Marketing	**10.7%**	9.3%	5.1%
Total	**9.7%**	7.2%	6.0%
Comparable Revenues[2]			
Specialty Retail Stores	**13.2%**	1.8%	(5.3%)
Direct Marketing	**15.6%**	12.5%	0.2%
Total	**14.0%**	3.8%	(4.6%)
Store Count[3]			
Neiman Marcus and Bergdorf Goodman stores:			
Open at beginning of period	**37**	35	34
Opened during the period	**—**	2	1
Open at end of period	**37**	37	35
Clearance centers:			
Open at beginning of period	**14**	12	10
Opened during the period	**—**	2	2
Open at end of period	**14**	14	12

1 Other includes the operations of the Brand Development Companies and corporate expenses.

2 Comparable revenues include 1) revenues derived from the Company's retail stores open for more than 52 weeks, including stores that have been relocated or expanded, 2) revenues from the Company's Direct Marketing operation and 3) revenues from the Company's Brand Development Companies. Comparable revenues exclude the revenues of closed stores. The calculation of the change in comparable revenues for 2003 is based on revenues for the 52 weeks ended August 2, 2003 compared to revenues for the 52 weeks ended July 27, 2002.

3 The Company's Neiman Marcus Galleries stores have been excluded. The Company previously opened three Galleries stores in the second quarter of fiscal year 1999 and in the first quarter of fiscal year 2000. One of these stores was closed in the third quarter of 2002 and the remaining two stores were closed in the second quarter of 2004.

Fiscal Year 2004 Compared to Fiscal Year 2003

Revenues. Revenues for 2004 of $3.55 billion increased $447.4 million, or 14.4 percent, from $3.10 billion in the prior year period.

Comparable revenues in 2004 increased 14.0 percent compared to the prior year period. Comparable revenues increased 13.2 percent for Specialty Retail Stores and 15.6 percent for Direct Marketing. Comparable revenues in 2003 increased by 3.8 percent. Changes in comparable revenues by quarter are as follows:

	2004				2003			
	Fourth Quarter	**Third Quarter**	**Second Quarter**	**First Quarter**	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Specialty Retail Stores	**11.4%**	**22.1%**	**10.5%**	**9.5%**	6.4%	(0.3%)	(2.1%)	4.8%
Direct Marketing	**18.9%**	**11.9%**	**18.7%**	**11.9%**	15.8%	10.8%	11.7%	12.3%
Total	**12.5%**	**21.4%**	**12.2%**	**10.7%**	8.5%	1.5%	0.5%	5.8%

The Company believes the increases in its comparable revenues in 2004 were the result of a higher level of consumer spending, in general, with a higher increase coming from the affluent luxury customer served by the Company. In addition, the Company believes the increases in its comparable revenues were driven by sales events conducted by its Specialty Retail Stores and by the growth of internet sales for Direct Marketing. In 2004, internet sales by Direct Marketing were $241.8 million, an increase of over 50% from 2003.

Comparable revenues for the Brand Development Companies increased in 2004, with increases of 40.3% for Kate Spade LLC and 17.8% for Gurwitch Products, LLC.

Gross margin. Gross margin was 34.5 percent of revenues in 2004 compared to 33.1 percent in the prior year. The increase in gross margin was primarily due to higher product margins and a decrease in buying and occupancy costs as a percentage of revenues.

The higher product margins realized by the Company were a function of a lower level of net markdowns required to be taken by the Specialty Retail Stores during 2004, offset, in part, by slightly higher markdowns for Direct Marketing. Net markdowns decreased as a percentage of revenues by 0.7 percent in 2004 compared to the prior year period. The Company believes the lower level of markdowns was due to 1) an improvement in economic conditions that resulted in higher sales and the discontinuance of various promotional sales activities conducted by the Company in the prior year, primarily in the second quarter of 2003 and 2) the Company's continued emphasis on both inventory management and full-price selling. For Specialty Retail Stores, full-price sales increased in 2004 compared to 2003.

Consistent with industry business practice, the Company receives allowances from certain of its vendors in support of the merchandise purchased by the Company for resale. Certain allowances are received to reimburse the Company for markdowns taken and/or to support the gross margins earned by the Company in connection with the sales of the vendor's merchandise. These allowances are recognized as an increase to gross margin when the allowances are earned by the Company and approved by the vendor. Other allowances received by the Company represent reductions to the amounts paid by the Company to acquire the merchandise. These allowances reduce the cost of the acquired merchandise and result in an increase to gross margin at the time the goods are sold. While the dollar value of the vendor reimbursements received by the Company decreased in 2004, primarily due to a higher level of full-price selling, this decrease did not have an adverse effect on the margins realized by the Company.

A significant portion of the Company's buying and occupancy costs are fixed in nature. Buying and occupancy costs decreased as a percentage of revenues during 2004 compared to the prior year primarily due to the Company's leveraging of fixed expenses, including payroll expenses and rent and related occupancy expenses. The decrease in buying and occupancy costs as a percentage of revenues was offset, in part, by an increase in depreciation expense due to higher levels of capital spending in recent years.

Selling, general and administrative expenses. SG&A expenses were 24.7 percent of revenues in 2004 compared to 25.9 percent of revenues in the prior year period.

The net decrease in SG&A expenses as a percentage of revenues in 2004 was primarily due to 1) productivity improvements in various expense categories, including payroll, advertising and employee benefits as a result of the higher level of revenues in 2004, as well as the control and containment of variable expenses, 2) reduced preopening costs and 3) a $3.7 million tax benefit recorded in the second quarter of 2004 as a result of conclusions on certain sales tax and unclaimed property examinations for which the agreed-on settlements were less than the amounts previously estimated by the Company. In 2004, employee benefit expenses increased by approximately 10% from 2003; however, such expenses were lower as a percentage of revenues in 2004 due to the higher level of revenues.

The Company opened no new stores in 2004. In 2003, the Company incurred preopening expenses of $8.0 million in connection with the opening of two Neiman Marcus stores in Florida in the first quarter of 2003, the opening of a new clearance center store in the Denver, Colorado area in the second quarter of 2003, the grand opening of the remodeled and expanded Neiman Marcus store in Las Vegas in the second quarter of 2003 and the opening of another new clearance center in Miami, Florida in the fourth quarter of 2003.

The decreases in SG&A expenses as a percentage of revenues were partially offset by 1) higher costs for incentive compensation in 2004 as a result of the increased operating profits generated by the Company and 2) a lower level of income from the Company's credit card portfolio.

The net income generated by the Company's credit card portfolio, as a percentage of revenues, declined in 2004 compared to the prior year due to 1) a $7.6 million reduction in income due to the required amortization during the Transition Period of the premium associated with the carrying value of the Retained Interests, as more fully described in Note 2 of the Notes to Consolidated Financial Statements and 2) a decrease in the yield earned on the credit card portfolio attributable to a decrease in the average days the receivables are outstanding prior to customer payment. These reductions in the income from the credit card portfolio were offset, in part, by a lower level of bad debts and a $2.4 million decrease in the required monthly interest distributions to the holders of the Sold Interests in 2004. During the period the Company's revolving credit securitization program qualified for Off-Balance Sheet Accounting, the interest distributions were charged to SG&A expenses. With the transition to Financing Accounting that began in December 2003, these distributions are charged to interest expense.

Impairment and other charges. In the fourth quarter of 2004, the Company recorded a $3.9 million pretax impairment charge related to the writedown to fair value of the net carrying value of the Chef's Catalog tradename intangible asset.

Segment operating earnings. Operating earnings for the Specialty Retail Stores segment were $310.6 million for 2004 compared to $198.2 million for the prior year period. This 56.7% increase was primarily the result of increased sales, reduced markdowns and net decreases in both buying and occupancy expenses and SG&A expenses as percentages of revenues.

Operating earnings for Direct Marketing increased to $61.3 million in 2004 from $45.8 million for the prior year period, primarily as a result of increased revenues and net decreases in both buying and occupancy costs and SG&A expenses as a percentage of revenues offset, in part, by slightly higher markdowns.

Interest expense, net. Net interest expense was $15.9 million in 2004 and $16.3 million in the prior year. The decrease in net interest expense was primarily due to increases in both capitalized interest charges associated with store construction and remodeling activities and higher interest income.

The decrease in net interest expense was offset, in part, by an increase in the interest expense attributable to the monthly interest distributions to the holders of the Sold Interests that began to be charged to interest expense in December 2003 as a result of the discontinuance of Off-Balance Sheet Accounting.

As a result of a higher level of cash generated by operations, the Company incurred no borrowings on its revolving credit facility to fund seasonal working capital requirements in 2004. Seasonal borrowings under the Company's revolving credit facility reached $80 million in the second quarter of 2003 and were repaid prior to the end of the quarter.

Income taxes. The Company's effective income tax rate was 36.7 percent for 2004 and 38.5 percent for 2003. In the second quarter of 2004, the Company recognized a net income tax benefit of $7.5 million related to favorable settlements associated with previous state tax filings. Excluding this benefit, the effective tax rate was 39.0 percent for 2004 and 38.5 percent for 2003. This increase in the effective tax rate was primarily due to higher state income taxes.

Fiscal Year 2003 Compared to Fiscal Year 2002

Revenues. Revenues for 2003 of $3.10 billion increased $149.8 million, or 5.1 percent, from $2.95 billion in the prior year period. The increase in revenues was primarily attributable to both an increase in comparable revenues and revenues generated by new stores. Total revenues for 2002 included revenues of approximately $36.6 million for the fifty-third week of 2002.

Comparable revenues in 2003 increased 3.8 percent for the fifty-two weeks ended August 2, 2003 compared to the fifty-two weeks ended July 27, 2002. Comparable revenues increased 1.8 percent for Specialty Retail Stores and 12.5 percent for Direct Marketing for the fifty-two weeks ended August 2, 2003 compared to the fifty-two weeks ended July 27, 2002. Changes in comparable revenues by quarter (thirteen weeks 2003 compared to thirteen weeks 2002) for the Specialty Retail Stores and Direct Marketing segments are as follows:

	2003				2002			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Specialty Retail Stores	6.4%	(0.3%)	(2.1%)	4.8%	(3.1%)	(2.6%)	(3.3%)	(12.1%)
Direct Marketing	15.8%	10.8%	11.7%	12.3%	0.7%	1.3%	1.2%	(2.8%)
Total	8.5%	1.5%	0.5%	5.8%	(2.8%)	(1.9%)	(3.0%)	(10.9%)

For 2003, the increase in comparable revenues for Specialty Retail Stores was primarily due to increased revenues for both Neiman Marcus Stores and Bergdorf Goodman, particularly during the fourth quarter. The increase in comparable revenues for Direct Marketing for 2003 was attributable to increased revenue growth in the Neiman Marcus and Horchow brands, primarily the online businesses, offset, in part, by a decrease in the Chef's Catalog brand.

Comparable revenues for the Brand Development Companies increased in 2003, with an increase for both Gurwitch Products, LLC and Kate Spade LLC.

In the first quarter of 2003, the Company opened two new Neiman Marcus stores in Coral Gables, Florida (September 2002) and Orlando, Florida (October 2002). In the second quarter of 2003, the Company opened a new clearance store in the Denver, Colorado area (November 2002) and completed a 71,000 square foot expansion and remodel of the Las Vegas Neiman Marcus store. In the fourth quarter of 2003, the Company opened another new clearance center in Miami, Florida (May 2003). Sales derived from new stores for 2003 were $79.6 million.

Gross margin. Gross margin was 33.1 percent of revenues in 2003 compared to 32.3 percent in the prior year period. The increase in gross margin was primarily due to a decrease in markdowns.

Net markdowns decreased as a percentage of revenues by 0.5 percent in 2003 compared to the prior year period. The Company incurred a lower level of markdowns in the first and second quarters of 2003 compared to the prior year periods as higher markdowns were required in the first and second quarters of 2002 in connection with additional and more aggressive promotional events necessary to clear inventories in response to declines in retail sales in 2002. However, markdowns increased as a percentage of revenues for the third quarter and fourth quarters of 2003 compared to the prior year period. Higher markdowns were necessary in both the third and fourth quarters of 2003 to reduce a build-up of inventories in certain merchandise categories that occurred in the third quarter as a result of lower than anticipated sales. The Company believes that sales in the third quarter of 2003, particularly the earlier weeks, were negatively impacted by economic uncertainties due, in part, to the conflict in Iraq as well as adverse weather conditions in a number of markets in which the Company operates.

Selling, general and administrative expenses. SG&A expenses were 25.9 percent of revenues in 2003 compared to 26.3 percent of revenues in the prior year period.

SG&A expenses decreased as a percentage of revenues in 2003 primarily due to 1) lower catalog production and circulation costs for the Direct Marketing segment due to a planned reduction in catalog circulation in the first and second quarters of 2003, partially offset by planned increases in catalog production and circulation costs during the third and fourth quarters of 2003, 2) the elimination of amortization of the Company's intangible assets upon implementation of a new accounting principle in the first quarter of 2003 and 3) lower costs related to incentive compensation.

As a percentage of revenues, the decreases in SG&A expenses were offset, in part, by 1) higher retirement and other benefits expenses, 2) increased advertising costs for the Specialty Retail Stores segment due to increased costs related to the Company's customer loyalty programs as well as a decrease in vendor advertising allowances recorded as a reduction to advertising expenses as a result of the adoption of new accounting rules effective beginning in the third quarter of 2003 and 3) increased preopening costs incurred in connection with the opening of two Neiman Marcus stores in the first quarter of 2003, the opening of a new clearance store in the second quarter of 2003, the completion of the remodel of the Las Vegas Neiman Marcus store in the second quarter of 2003 and the opening of a new clearance center in the fourth quarter of 2003.

Segment operating earnings. Operating earnings for the Specialty Retail Stores segment were $198.2 million for 2003 compared to $170.5 million for the prior year period. This increase was primarily the result of increased sales, reduced markdowns in the first and second quarter of 2003 compared to the prior year offset, in part, by increased markdowns in the third and fourth quarters of 2003 and increased SG&A expenses (primarily benefits, advertising and preopening expenses) as percentages of revenues.

Operating earnings for Direct Marketing increased to $45.8 million for 2003 from $22.8 million for the prior year period, primarily as a result of increased sales and reduced online marketing costs and lower catalog production and circulation costs, as percentages of revenues, in the first and second quarters of 2003 due to the planned reduction in catalog circulation, partially offset by increased online marketing costs and planned increases in catalog production and circulation costs as a percentage of revenues during the third and fourth quarters of 2003.

Interest expense, net. Net interest expense was $16.3 million for 2003 and $15.4 million for the prior year period. Net interest expense increased primarily due to a decrease in capitalized interest charges associated with store construction and reduced investment interest income offset, in part, by reduced interest costs associated with lower borrowings on the Company's revolving credit facility. Seasonal borrowings under the Company's revolving credit facility reached $80 million in the second quarter of 2003 compared to $130 million in the prior year.

Income taxes. The Company's effective income tax rate was 38.5 percent in 2003 and 38.0 percent in the prior year period.

Change in accounting principle – writedown of intangible assets, net of taxes. The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" as of the beginning of the first quarter of 2003. SFAS No. 142 established a new fair value-based accounting model for the valuation of goodwill and indefinite-lived intangible assets recorded in connection with business combinations. Pursuant to the provisions of SFAS No. 142, goodwill and indefinite-lived intangible assets are measured for impairment by applying a fair value-based test at least annually and are not amortized. Based upon its review procedures and the valuation results of an independent third party appraisal firm, the Company recorded a $24.1 million writedown in the carrying value of the indefinite-lived intangible assets of its Direct Marketing segment. The writedown ($14.8 million, net of taxes) is reflected as a change in accounting principle in the accompanying consolidated statements of earnings.

Recent Developments

On May 26, 2004, the Company announced that it has decided to explore strategic alternatives relating to its Chef's Catalog brand. These alternatives may include a sale, merger, joint venture or other business combination. Chef's Catalog is a multi-channel retailer of professional-quality kitchenware with revenues in 2004 of approximately $73 million.

Inflation and Deflation

The Company believes changes in revenues and net earnings that have resulted from inflation or deflation have not been material during the periods presented. The Company attempts to offset the effects of inflation, which has occurred in recent years in SG&A expenses, through price increases and control of expenses, although the Company's ability to increase prices is limited by competitive factors in its markets. The Company attempts to offset the effects of merchandise deflation, which has occurred on a limited basis in recent years, through control of expenses. There is no assurance, however, that inflation or deflation will not materially affect the Company in the future.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company's cash requirements consist principally of 1) the funding of its accounts receivable and merchandise purchases, 2) capital expenditures for new store growth, store renovations and upgrades of its management information systems, 3) debt service requirements and 4) obligations related to its Pension Plan. The Company's working capital requirements fluctuate during the year, increasing substantially during the Fall Season as a result of higher seasonal levels of accounts receivable and inventory. The increases in working capital needs during the first and second quarters have typically been financed with cash flows from operations, borrowings under the Company's Credit Agreement and cash provided from the Company's Credit Card Facility.

Cash Flows

The Company's primary sources of short-term liquidity are comprised of cash on hand and availability under its $350 million unsecured revolving Credit Agreement. As of July 31, 2004, the Company had cash and cash equivalents of $368.4 million and no outstanding borrowings under the Credit Agreement. The Company's cash and cash equivalents consisted principally of invested cash and store operating cash. At August 2, 2003, the Company had cash and cash equivalents of $207.0 million and no outstanding borrowings under the Company's previous $300 million unsecured revolving credit facility. The amount of cash on hand and borrowings under the credit facility are influenced by a number of factors, including revenues, accounts receivable and inventory levels, vendor terms, the level of capital expenditures, cash requirements related to financing instruments, Pension Plan funding obligations and the Company's tax payment obligations, among others.

Management believes that operating cash flows, currently available vendor financing and amounts available pursuant to its Credit Agreement and its $225 million Credit Card Facility should be sufficient to fund the Company's operations, debt service, Pension Plan funding requirements, contractual obligations and commitments and currently anticipated capital expenditure requirements through the end of 2005. In addition, management anticipates negotiating a new credit card facility to replace the Credit Card Facility prior to the final payoff of its borrowings in September 2005.

The Company generated cash from operations (net earnings as adjusted for non-cash charges) of $362.5 million in 2004 compared to $237.2 million in 2003. This $125.3 million increase in cash generated was due to the higher revenues and earnings realized in 2004. In the presentation of net cash flows used by operating activities in 2004 of $192.3 million in the accompanying statement of cash flows, the cash impact of the $125.3 million increase in earnings was affected by 1) a voluntary cash contribution of $45 million made to the Company's defined benefit pension plan in 2004 and 2) the increase in recorded accounts receivable from $22.6 million at August 2, 2003 to $551.7 million at July 31, 2004. The increase in accounts receivable is attributable to both a higher investment in accounts receivable due to higher revenues during 2004 and the discontinuance of Off-Balance Sheet Accounting beginning in December 2003, as more fully described in Note 2 of the Notes to Consolidated Financial Statements.

The discontinuance of Off-Balance Sheet Accounting had the impact of increasing accounts receivable for transfers to the Trust in 2004 no longer qualifying for Off-Balance Sheet Accounting. The Company's total credit card and other accounts receivable portfolio increased from $490.7 million at August 2, 2003 to

$551.7 million at July 31, 2004. This $61.0 million increase is shown in the 2004 consolidated statement of cash flows as follows:

Operating activities:	
Increase in accounts receivable	**$ (529.1)**
Investing activities:	
Purchases of held-to-maturity securities (Retained Interests)	**(240.8)**
Maturities of held-to-maturity securities (Retained Interests)	**483.4**
	242.6
Financing activities:	
Borrowings under Credit Card Facility	**225.0**
Change in other comprehensive income	**0.5**
Net increase in total credit card and other accounts receivable portfolio	**$ (61.0)**

Net cash provided by investing activities was $127.6 million in 2004 while net cash used for investing activities was $134.0 million in 2003. The increase in cash provided by investing activities in 2004 was primarily due to the impact of the discontinuance of Off-Balance Sheet Accounting, offset by a higher level of capital expenditures.

Capital expenditures were $118.1 million in 2004 and $100.0 million in 2003. In 2004, the Company's primary capital expenditures related to 1) the on-going expansions and renovations of the Company's stores in San Francisco, California and Newport Beach, California, 2) the renovation of the main Bergdorf Goodman store in New York City, 3) the expansion of the distribution facility in Longview, Texas and 4) upgrades to the Company's information systems, including the completion of the installation of a new point-of-sale system begun in 2003. In 2003, major projects included the on-going expansions and renovations of the San Francisco and Newport Beach stores, the completed remodel of the Las Vegas, Nevada store and the construction of new stores in Orlando, Florida and Coral Gables, Florida. In addition, in 2003, the Company implemented various financial and non-merchandise procurement modules of Oracle to replace previous systems and began the rollout of a new point-of-sale system in the Company's retail stores.

The Company currently projects capital expenditures for 2005 to be approximately $160 million to $170 million primarily for new store construction, store renovations and upgrades to information systems, including warehousing systems to support the Company's Direct Marketing operation and a new human capital management system. The Company expects to complete the expansion and renovation of the Newport Beach store in the spring of fiscal year 2005 and the San Francisco store in the spring of fiscal year 2006.

Net cash provided by financing activities was $226.1 million in 2004. Net cash used for financing activities was $6.8 million in 2003. In 2004, the Company recorded $225.0 million of borrowings under the Credit Card Facility as a consequence of the discontinuance of Off-Balance Sheet Accounting and incurred no borrowings on its Credit Agreement. In 2004, the Company also repurchased approximately $7.6 million of the Company's stock pursuant to the Company's stock repurchase program. During 2003, the Company borrowed and repaid $80 million on the Company's previous revolving credit facility to fund seasonal working capital requirements.

Financing Structure

The Company's major sources of funds are comprised of vendor financing, the $350 million Credit Agreement, the $225 million Credit Card Facility, $125 million senior unsecured notes, $125 million senior unsecured debentures, operating leases and capital leases.

The Company has two types of borrowing options under the Credit Agreement, a "committed" borrowing and a "competitive bid" borrowing. The rate of interest payable under a "committed" borrowing is based on one of two pricing options selected by the Company, the level of outstanding borrowings and the rating of the Company's senior unsecured long-term debt by Moody's and Standard & Poor's. The pricing options available to the Company under a "committed" borrowing are based on either LIBOR plus 0.40 percent to 1.50 percent or a "base" rate. The base rate is determined based on the higher of the Prime Rate or the Federal Funds Rate plus 0.50 percent and a "base" rate margin of up to 0.50 percent. The rate of interest payable under a "competitive bid" borrowing is based on one of two pricing options selected by the Company. The pricing options are based on either LIBOR plus a competitive bid margin or an absolute rate, both determined in the competitive auction process. Changes in the ratings of the senior unsecured long-term debt do not represent an event of default, accelerate repayment of any outstanding borrowings or alter any other terms of the Credit Agreement. The Credit Agreement contains covenants that require the Company to maintain certain leverage and fixed charge ratios. The Credit Agreement replaces a previous $300 million unsecured credit facility. At July 31, 2004, the Company had no borrowings outstanding under the Credit Agreement.

At July 31, 2004, the Company had $225.0 million borrowings under its Credit Card Facility. Repayment of this obligation begins in April 2005 in six monthly installments of $37.5 million. Therefore, $150.0 million of this obligation is included in current liabilities and $75.0 million is included in long-term liabilities as of July 31, 2004 in the accompanying consolidated balance sheets. Borrowings pursuant to the Credit Card Facility bear interest at the contractually-defined rate of one month LIBOR plus 0.27 percent (1.65 percent at July 31, 2004) and are payable monthly to the holders of the Class A Certificates. Management anticipates negotiating a new credit card facility to replace the Credit Card Facility prior to the final payoff of its borrowings in September 2005.

In May 1998, the Company issued $250 million of unsecured senior notes and debentures to the public. This debt is comprised of $125 million of 6.65 percent senior notes, due 2008 and $125 million of 7.125 percent senior debentures, due 2028. Interest on the securities is payable semiannually. Based upon quoted prices, the fair value of the Company's senior notes and debentures was $268.3 million as of July 31, 2004 and $265.0 million as of August 2, 2003.

In the second quarter of 2004, the Company's Board of Directors initiated a quarterly cash dividend of $0.13 per share. The Company declared dividends on January 30, 2004, April 30, 2004 and July 30, 2004 aggregating $18.9 million, of which dividends payable of $6.3 million were included in accrued liabilities in the accompanying consolidated balance sheet as of July 31, 2004 and were paid in August 2004.

In prior years, the Company's Board of Directors authorized various stock repurchase programs and increases in the number of shares subject to repurchase. In 2004, the Company repurchased 175,600 shares at an average purchase price of $40.01 during the first quarter and 10,450 shares at an average price of $50.48 during the fourth quarter. During the second quarter of 2003, the Company repurchased 524,177 shares at an average price of $28.65. As of July 31, 2004, approximately 1.2 million shares remain available for repurchase under the Company's stock repurchase programs.

Contractual Obligations and Commitments

The Company's estimated significant contractual cash obligations and other commercial commitments at July 31, 2004 are summarized in the following table:

		Payments Due By Period			
(in thousands)	**Total**	Fiscal Year 2005	Fiscal Years 2006–2007	Fiscal Years 2008–2009	Fiscal Year 2010 and Beyond
Contractual obligations					
Credit Card Facility borrowings	**$ 225,000**	$ 150,000	$ 75,000	$ —	$ —
Senior notes	**125,000**	—	—	125,000	—
Senior debentures	**125,000**	—	—	—	125,000
Interest requirements	**238,000**	17,800	35,600	25,800	158,800
Capital lease obligations	**600**	600	—	—	—
Operating lease obligations	**774,300**	46,700	85,500	75,100	567,000
Construction commitments	**86,600**	38,100	48,500	—	—
Inventory purchase commitments[1]	**837,700**	837,700	—	—	—
	$2,412,200	$1,090,900	$244,600	$225,900	$850,800

1 In the normal course of its business, the Company issues purchase orders to vendors/suppliers for merchandise. The Company's purchase orders are not unconditional commitments but, rather represent executory contracts requiring performance by the vendors/suppliers, including the delivery of the merchandise prior to a specified cancellation date and the compliance with product specifications, quality standards and other requirements. In the event of the vendor's failure to meet the agreed upon terms and conditions, the Company may cancel the order.

		Amount of Commitment By Expiration Period			
(in thousands)	**Total**	Fiscal Year 2005	Fiscal Years 2006–2007	Fiscal Years 2008–2009	Fiscal Year 2010 and Beyond
Other commercial commitments					
Credit Agreement	**$ 350,000**	$ —	$ —	$350,000	$ —
Other lending facilities	**9,500**	9,500	—	—	—
Letters of credit	**15,000**	15,000	—	—	—
Surety bonds	**2,800**	2,800	—	—	—
	$ 377,300	$ 27,300	$ —	$350,000	$ —

In addition to the items presented above, the Company's other principal commercial commitments are comprised of Pension Plan funding obligations, common area maintenance costs, tax and insurance obligations and contingent rent payments.

At August 1, 2004 (the most recent measurement date), the Company's actuarially calculated projected benefit obligation for its Pension Plan was $281.4 million and the fair value of the assets was $243.1 million. The Company's policy is to fund the Pension Plan at or above the minimum amount required by law. In 2004, the Company made voluntary contributions of $30.0 million in the second quarter and $15.0 million in the fourth quarter for the plan year ended July 31, 2003. In the third quarter of 2003, the Company made a required contribution of $11.5 million and a voluntary contribution of $13.5 million to the Pension Plan for the plan year ended July 31, 2002. In addition, the Company made contributions of $5.8 million in 2003 for the plan year ended July 31, 2003. Based upon currently available information, the Company will not be required to make contributions to the Pension Plan for the plan year ended July 31, 2004.

Off-Balance Sheet Arrangements

Pursuant to the Credit Card Facility, the Company transfers substantially all of its credit card receivables to a wholly-owned subsidiary, Neiman Marcus Funding Corporation, which in turn sells such receivables to the Neiman Marcus Credit Card Master Trust (Trust). At the inception of the Credit Card Facility in

September 2000, the Trust issued certificates representing undivided interests in the credit card receivables to third-party investors in the face amount of $225 million (Sold Interests) and to the Company in an aggregate amount equal to the excess of the balance of the credit card portfolio over $225 million (Retained Interests). In order to maintain the committed level of securitized assets, cash collections on the securitized receivables are used by the Trust to purchase new credit card balances from the Company in accordance with the terms of the Credit Card Facility. Beginning in April 2005, cash collections will be used by the Trust to repay the $225 million principal balance of the Class A Certificates in six monthly installments of $37.5 million (Amortization Period).

From the inception of the Credit Card Facility until December 2003, the Company's transfers and sales of credit card receivables pursuant to the terms of the Credit Card Facility were accounted for as sales (Off-Balance Sheet Accounting). As a result, $225 million of credit card receivables were removed from the Company's balance sheet at the inception of the Credit Card Facility and the Company's $225 million repayment obligation to the holders of the certificates representing the Sold Interests was not required to be shown as a liability on the Company's consolidated balance sheet. During the period the transfers and sales qualified for Off-Balance Sheet Accounting, the Retained Interests were shown as "Undivided interests in NMG Credit Card Master Trust" on the Company's consolidated balance sheets.

Transfers to the Trust ceased to qualify for Off-Balance Sheet Accounting beginning in December 2003 and were recorded as secured borrowings by the Company (Financing Accounting). As a consequence, the credit card receivables generated after November 2003 remained on the Company's consolidated balance sheet. The transition period from Off-Balance Sheet Accounting to Financing Accounting (Transition Period) lasted approximately four months (December 2003 to March 2004). During the Transition Period, cash collections of receivables were allocated to the previous Sold Interests and Retained Interests until such time as those balances were reduced to zero and the Company recorded a liability for its repayment obligation to the holders of the $225 million of certificates representing the Sold Interests. As of July 31, 2004, the Company's entire credit card portfolio is included in accounts receivable and the $225 million of outstanding borrowings under the Credit Card Facility are shown as a liability in the consolidated balance sheet.

The Company's securitization of credit card receivables is more fully described in Note 2 of the Notes to Consolidated Financial Statements.

OTHER MATTERS

Factors That May Affect Future Results

Matters discussed in MD&A include forward-looking statements. These forward-looking statements are made based on management's expectations and beliefs concerning future events, as well as on assumptions made by and data currently available to management. These forward-looking statements involve a number of risks and uncertainties and, therefore, are not guarantees of future performance. A variety of factors could cause the Company's actual results to differ materially from the anticipated or expected results expressed in these forward-looking statements. Factors that could affect future performance include, but are not limited, to:

Political and General Economic Conditions

- current political and general economic conditions or changes in such conditions;
- terrorist activities in the United States;
- political, social, economic, or other events resulting in the short or long-term disruption in business at the Company's stores, distribution centers or offices;

Customer Demographic Issues

- changes in the demographic or retail environment;
- changes in consumer confidence resulting in a reduction of discretionary spending on goods that are, or are perceived to be, "luxuries";
- changes in consumer preferences or fashion trends;
- changes in the Company's relationships with its key customers;
- changes in the Company's proprietary credit card arrangement that adversely impact its ability to provide consumer credit;

Merchandise Procurement and Supply Chain Considerations

- changes in the Company's relationships with designers, vendors and other sources of merchandise, including adverse changes in their financial viability;
- delays in receipt of merchandise ordered by the Company due to work stoppages and/or other causes of delay in connection with either the manufacture or shipment of such merchandise;
- changes in foreign currency exchange rates;
- significant increases in paper, printing and postage costs;

Industry and Competitive Factors

- competitive responses to the Company's marketing, merchandising and promotional efforts and/or inventory liquidations by vendors or other retailers;
- seasonality of the retail business;
- adverse weather conditions or natural disasters, particularly during peak selling seasons;
- natural disasters;
- delays in anticipated store openings and renovations;

Employee Considerations

- changes in key management personnel;
- changes in the Company's relationships with certain of its key sales associates;

Legal and Regulatory Issues

- changes in government or regulatory requirements increasing the Company's costs of operations;
- litigation that may have an adverse effect on the financial results or reputation of the Company;

Other Factors

- impact of funding requirements related to the Company's noncontributory defined benefit pension plan;
- the design and implementation of new information systems as well as enhancements of existing systems.

The Company undertakes no obligation to update or revise (publicly or otherwise) any forward-looking statements to reflect subsequent events, new information or future circumstances.

Critical Accounting Policies

The Company's accounting policies are more fully described in Note 1 of the Notes to Consolidated Financial Statements. As disclosed in Note 1 of the Notes to Consolidated Financial Statements, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and assumptions affect the amounts of assets, liabilities, revenues and expenses and the disclosure of gain and loss contingencies at the date of the Consolidated Financial Statements. The amounts currently estimated by the Company are subject to change if different assumptions as to the outcome of future events were made. The Company evaluates its estimates and judgments on an ongoing basis and predicates those estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Management makes adjustments to its assumptions and judgments when facts and circumstances dictate. Since future events and their effects cannot be determined with absolute certainty, actual results may differ from the estimates used by the Company in preparing the accompanying Consolidated Financial Statements. Management of the Company believes the following critical accounting policies encompass the more significant judgments and estimates used in the preparation of its Consolidated Financial Statements.

Revenues. Revenues include sales of merchandise and services, net commissions earned from leased departments in the Company's retail stores and shipping and handling revenues related to merchandise sold. Revenues from the Company's retail operations are recognized at the later of the point of sale or the delivery of goods to the customer. Revenues from the Company's direct marketing operation are recognized when the merchandise is delivered to the customer. The Company maintains reserves for anticipated sales returns primarily based on the Company's historical trends related to returns by its retail and direct marketing customers.

Merchandise Inventories and Cost of Goods Sold. The Company utilizes the retail method of accounting for substantially all of its merchandise inventories. Merchandise inventories are stated at the lower of cost or market. The retail inventory method is widely used in the retail industry due to its practicality.

Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are determined by applying a calculated cost-to-retail ratio, for various groupings of similar items, to the retail value of inventories. The cost of the inventory reflected on the consolidated balance sheet is decreased by charges to cost of goods sold at the time the retail value of the inventory is lowered through the use of markdowns. Hence, earnings are negatively impacted when merchandise is marked down.

The areas requiring significant management judgment related to the valuation of the Company's inventories include 1) setting the original retail value for the merchandise held for sale, 2) recognizing merchandise for which the customer's perception of value has declined and appropriately marking the retail value of the merchandise down to the perceived value and 3) estimating the shrinkage that has occurred between physical inventory counts. These judgments and estimates, coupled with the averaging processes within the retail method can, under certain circumstances, produce varying financial results. Factors that can lead to different financial results include 1) setting original retail values for merchandise held for sale incorrectly, 2) failure to identify a decline in perceived value of inventories and process the appropriate retail value markdowns and 3) overly optimistic or conservative shrinkage estimates. The Company believes it has the appropriate merchandise valuation and pricing controls in place to minimize the risk that its inventory values would be materially misstated.

Consistent with industry business practice, the Company receives allowances from certain of its vendors in support of the merchandise purchased by the Company for resale. Certain allowances are received to reimburse the Company for markdowns taken and/or to support the gross margins earned by the Company in connection with the sales of the vendor's merchandise. These allowances result in an increase to gross margin when the allowances are earned by the Company and approved by the vendor. Other allowances received by the Company represent reductions to the amounts paid by the Company to acquire the merchandise. These allowances reduce the cost of the acquired merchandise and are recognized as an increase to gross margin at the time the goods are sold.

Accounts Receivable. Accounts receivable primarily consist of the Company's proprietary credit card receivables, third-party credit card receivables and the net trade receivables of the Brand Development Companies. The Company extends credit to certain of its customers pursuant to its proprietary retail credit card program. The Company's credit operations generate finance charge income, which is recognized as income when earned and is recorded as a reduction of selling, general and administrative expenses. Concentration of credit risk with respect to trade receivables is limited due to the large number of customers to whom the Company extends credit. Ongoing evaluation of customers' credit is performed and collateral is not required as a condition of extending credit.

The Company maintains reserves for potential credit losses. The Company evaluates the collectibility of its accounts receivable based on a combination of factors, including analysis of historical trends, aging of accounts receivable, write-off experience and expectations of future performance.

Long-lived Assets. To the extent the Company remodels or otherwise replaces or disposes of property and equipment prior to the end of the assigned depreciable lives, the Company could realize a loss or gain on the disposition. To the extent assets continue to be used beyond their assigned depreciable lives, no depreciation expense is incurred. The Company reassesses the depreciable lives of its long-lived assets in an effort to reduce the risk of significant losses or gains at disposition and utilization of assets with no depreciation charges. The reassessment of depreciable lives involves utilizing historical remodel and disposition activity and forward-looking capital expenditure plans.

Recoverability of the carrying value of store assets is assessed annually and upon the occurrence of certain events (e.g., opening a new store near an existing store or announcing plans for a store closing). The recoverability assessment requires judgment and estimates for future store generated cash flows. The underlying estimates of cash flows include estimates of future revenues, gross margin rates and store expenses and are based upon the stores' past and expected future performance. New stores may require two to five years to develop a customer base necessary to generate the cash flows of the Company's more mature stores. To the extent management's estimates for revenue growth and gross margin improvement are not realized, future annual assessments could result in impairment charges.

Recoverability of goodwill and intangible assets is assessed annually and upon the occurrence of certain events. The recoverability assessment requires management to make judgments and estimates regarding the fair values. The fair values are determined using estimated future cash flows, including growth assumptions for future revenues, gross margin rates and other estimates. To the extent that management's estimates are not realized, future assessments could result in impairment charges.

Advertising and Catalog Costs. The Company incurs costs to advertise and promote the merchandise assortment offered by both Specialty Retail Stores and Direct Marketing. Advertising costs incurred by the Specialty Retail Stores consist primarily of print media costs related to promotional materials mailed to its customers. These costs are expensed at the time of mailing to the customer. Advertising costs incurred by Direct Marketing relate to the production, printing and distribution of its print catalogs and the production of the photographic content on its websites. The costs of print catalogs are amortized during the periods the expected revenues from such catalogs are expected to be generated, generally three to six months. The costs incurred to produce the photographic content on the Company's websites are expensed at the time the images are first loaded onto the website. Website design costs are expensed as incurred.

Loyalty Programs. The Company maintains customer loyalty programs in which customers receive points annually for qualifying purchases. Upon reaching certain levels, customers may redeem their points for gifts. Generally, points earned in a given year must be redeemed no later than ninety days subsequent to the end of the annual program period. The Company accrues the estimated costs of the anticipated redemptions of the points earned by its customers at the time of the initial customer purchase and charges such costs to selling, general and administrative expense. The estimates of the costs associated with the loyalty programs require the Company to make assumptions related to customer purchasing levels, redemption rates and costs of awards to be chosen by its customers.

Pension Plan. The Company sponsors a noncontributory defined benefit pension plan covering substantially all full-time employees. In calculating its pension obligations and related pension expense, the Company makes various assumptions and estimates, after consulting with outside actuaries and advisors. The annual determination of pension expense involves calculating the estimated total benefits ultimately payable to plan participants and allocating this cost to the periods in which services are expected to be rendered. The Company uses the projected unit credit method in recognizing pension liabilities. The Pension Plan is valued annually as of the beginning of each fiscal year.

Significant assumptions related to the calculation of the Company's pension obligation include the discount rate used to calculate the actuarial present value of benefit obligations to be paid in the future, the expected long-term rate of return on assets held by the Pension Plan and the average rate of compensation increase by plan participants. These actuarial assumptions are reviewed annually based upon currently available information.

The assumed discount rate utilized is based, in part, upon the Moody's Aa corporate bond yield as of the measurement date. The discount rate is utilized principally in calculating the actuarial present value of the Company's pension obligation and net pension expense. At July 31, 2004, the discount rate was 6.25 percent. To the extent the discount rate increases or decreases, the Company's pension obligation is decreased or increased, accordingly. The estimated effect of a 0.25 percent decrease in the discount rate would increase the pension obligation by $10.1 million and increase annual pension expense by $1.1 million.

The assumed expected long-term rate of return on assets is the weighted average rate of earnings expected on the funds invested or to be invested to provide for the pension obligation. In 2005, the Company's target allocation is to invest the Pension Plan assets in equity securities (approximately 80 percent) and in fixed income securities (approximately 20 percent). The Company periodically evaluates the allocation between investment categories of the assets held by the Pension Plan. The expected average long-term rate of return on assets is based principally on the counsel of the Company's outside actuaries and advisors. This rate is utilized primarily in calculating the expected return on plan assets component of the annual pension expense. To the extent the actual rate of return on assets realized over the course of a year is greater than the assumed rate, that year's annual pension expense is not affected. Rather, this gain reduces future pension expense over a period of approximately 12 to 18 years. To the extent the actual rate of return on assets is less than the assumed rate, that year's annual pension expense is likewise not affected. Rather, this loss increases pension expense over approximately 12 to 18 years. During 2004, the Company utilized 8.0 percent as the expected long-term rate of return on plan assets.

The assumed average rate of compensation increase is the average annual compensation increase expected over the remaining employment periods for the participating employees. The Company utilized a rate of 4.5 percent for the periods beginning August 1, 2004. This rate is utilized principally in calculating the pension obligation and annual pension expense. The estimated effect of a 0.25 percent increase in the assumed rate of compensation increase would increase the pension obligation by $1.8 million and increase annual pension expense by $0.4 million.

The Company had cumulative unrecognized expense for the Pension Plan of $83.9 million at August 1, 2004 primarily related to the delayed recognition of differences between the Company's actuarial assumptions and actual results.

Self-insurance and Other Employee Benefit Reserves. Management uses estimates in the determination of the required accruals for general liability, workers' compensation and health insurance as well as short-term disability, supplemental executive retirement benefits and postretirement health care benefits. These estimates are based upon an examination of historical trends, industry claims experience and, in certain cases, calculations performed by third-party experts. Projected claims information may change in the future and may require management to revise these accruals.

Income Taxes. The Company is routinely under audit by federal, state or local authorities in the areas of income taxes. These audits include questioning the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various tax filing positions, the Company accrues charges for probable exposures. Based on its annual evaluations of tax positions, the Company believes it has appropriately accrued for probable exposures. To the extent the Company were to prevail in matters for which accruals have been established or be required to pay amounts in excess of recorded reserves, the Company's effective tax rate in a given financial statement period could be materially impacted.

Litigation. The Company is periodically involved in various legal actions arising in the normal course of business. Management is required to assess the probability of any adverse judgments as well as the potential range of any losses. Management determines the required accruals after a careful review of the facts of each significant legal action. The Company's accruals may change in the future due to new developments in these matters.

Recent Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board (FASB), revised SFAS No. 132, "Employers' Disclosures about Pensions and other Postretirement Benefits," (SFAS No. 132R) which requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132R was effective January 31, 2004 and the Company has provided the revised disclosures.

In December 2003, the U.S. Congress enacted the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Act) that will provide a prescription drug subsidy, beginning in 2006, to companies that sponsor postretirement health care plans that provide drug benefits. Additional legislation is anticipated that will clarify whether a company is eligible for the subsidy, the amount of the subsidy available and the procedures to be followed in obtaining the subsidy. In May 2004, the FASB issued Staff Position 106-2 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" that provides guidance on the accounting and disclosure for the effects of the Act. The Company is evaluating the impact of the Act on its Postretirement Plan as well as future actions that the Company might take in response to the Act. As a result, the Company is currently unable to quantify the effects of this legislation on its obligations pursuant to the Postretirement Plan.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The market risk inherent in the Company's financial instruments represents the potential loss arising from adverse changes in interest rates and foreign currency exchange rates. The Company does not enter into derivative financial instruments for trading purposes. The Company seeks to manage exposure to adverse interest rate changes through its normal operating and financing activities. The Company is exposed to interest rate risk through its securitization and borrowing activities, which are described in Notes 2 and 5 to the Consolidated Financial Statements.

As of July 31, 2004, the Company had no borrowings outstanding under its revolving Credit Agreement. Future borrowings under the Company's revolving Credit Agreement, to the extent of outstanding borrowings, would be affected by interest rate changes.

The Company's outstanding long-term debt as of July 31, 2004 is at fixed interest rates and would not be affected by interest rate changes. Based upon quoted prices, the fair value of the Company's senior notes and debentures was $268.3 million as of July 31, 2004 and $265.0 million as of August 2, 2003.

Pursuant to a proprietary credit card securitization program that begins to expire in September 2005, the Company sold substantially all of its credit card receivables through a subsidiary in exchange for certificates representing undivided interests in such receivables. The Class A Certificates, which have an aggregate principal value of $225 million, were sold to investors. The holders of the Class A Certificates are entitled to monthly interest distributions from the Trust at the contractually-defined rate of one month LIBOR plus 0.27 percent annually. The distributions to the Class A Certificate holders are payable from the finance charge income generated by the credit card receivables held by the Trust. At July 31, 2004, the Company estimates a 100 basis point increase in LIBOR would result in an approximate annual increase of $2.25 million in the interest distributions to the Class A Certificate holders.

The Company uses derivative financial instruments to manage foreign currency risk related to the procurement of merchandise inventories from foreign sources. The Company enters into foreign currency contracts denominated in the euro and British pound. The Company had foreign currency contracts in the form of forward exchange contracts in the amount of approximately $21.8 million as of July 31, 2004 and approximately $44.3 million as of August 2, 2003. The market risk inherent in these instruments was not material to the Company's consolidated financial position, results of operations or cash flows in 2004.

The effects of changes in the U.S. equity and bond markets serve to increase or decrease the value of Pension Plan assets, resulting in increased or decreased cash funding by the Company. The Company seeks to manage exposure to adverse equity and bond returns by maintaining diversified investment portfolios and utilizing professional investment managers.

Based on a review of the Company's financial instruments outstanding at July 31, 2004 that are sensitive to market risks, the Company has determined that there was no material market risk exposure to the Company's consolidated financial position, results of operations, or cash flows as of such date.

CONSOLIDATED BALANCE SHEETS

(in thousands, except shares)	July 31, 2004	August 2, 2003
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 368,367**	$ 206,950
Undivided interests in NMG Credit Card Master Trust	**—**	243,145
Accounts receivable, net of allowance of $10,078 and $424	**551,687**	22,595
Merchandise inventories	**720,277**	687,062
Deferred income taxes	**9,078**	17,586
Other current assets	**56,757**	68,783
Total Current Assets	**1,706,166**	1,246,121
Property and Equipment		
Land, buildings and improvements	**615,712**	598,471
Fixtures and equipment	**729,250**	631,393
Construction in progress	**101,504**	110,475
	1,446,466	1,340,339
Less accumulated depreciation and amortization	**752,694**	666,154
Property and Equipment, Net	**693,772**	674,185
Other Assets, Net	**145,812**	114,124
Total Assets	**$2,545,750**	$2,034,430
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	**$ 289,282**	$ 262,909
Accrued liabilities	**286,833**	266,259
Notes payable and current maturities of long-term liabilities	**1,563**	1,241
Current portion of borrowings under Credit Card Facility	**150,000**	—
Total Current Liabilities	**727,678**	530,409
Long-term Liabilities		
Notes and debentures	**249,757**	249,733
Borrowings under Credit Card Facility	**75,000**	—
Other long-term liabilities	**92,074**	108,234
Deferred income taxes	**20,381**	—
Total Long-term Liabilities	**437,212**	357,967
Minority Interest	**10,298**	8,206
Commitments and Contingencies		
Common Stocks		
Class A Common Stock – $.01 par value; Authorized – 100 million shares; Issued 29,294,405 shares and 28,214,114 shares	**293**	282
Class B Common Stock – $.01 par value; Authorized – 100 million shares; Issued 19,941,833 shares and 19,666,933 shares	**199**	197
Additional Paid-in Capital	**491,849**	458,520
Accumulated Other Comprehensive Loss	**(4,536)**	(25,573)
Retained Earnings	**905,330**	719,442
Treasury Stock (710,227 shares and 524,177 shares, at cost)	**(22,573)**	(15,020)
Total Shareholders' Equity	**1,370,562**	1,137,848
Total Liabilities and Shareholders' Equity	**$2,545,750**	$2,034,430

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands, except per share data)	Years Ended July 31, 2004	Years Ended August 2, 2003	Years Ended August 3, 2002
Revenues	**$ 3,545,559**	$ 3,098,124	$ 2,948,332
Cost of goods sold including buying and occupancy costs	**2,321,110**	2,073,579	1,997,378
Selling, general and administrative expenses	**875,360**	802,435	776,647
Effect of change in vacation policy	**—**	—	(16,576)
Impairment and other charges	**3,853**	—	13,233
Operating earnings	**345,236**	222,110	177,650
Interest expense, net	**15,923**	16,270	15,406
Earnings before income taxes, minority interest and change in accounting principle	**329,313**	205,840	162,244
Income taxes	**120,932**	79,248	61,653
Earnings before minority interest and change in accounting principle	**208,381**	126,592	100,591
Minority interest in net earnings of subsidiaries	**(3,549)**	(2,488)	(1,017)
Earnings before change in accounting principle	**204,832**	124,104	99,574
Change in accounting principle – writedown of intangible assets, net of taxes	**—**	(14,801)	—
Net earnings	**$ 204,832**	$ 109,303	$ 99,574
Weighted average number of common and common equivalent shares outstanding:			
Basic	**47,997**	47,462	47,444
Diluted	**48,873**	47,795	47,835
Basic earnings per share:			
Earnings before change in accounting principle	**$ 4.27**	$ 2.61	$ 2.10
Change in accounting principle	**—**	(0.31)	—
Basic earnings per share	**$ 4.27**	$ 2.30	$ 2.10
Diluted earnings per share:			
Earnings before change in accounting principle	**$ 4.19**	$ 2.60	$ 2.08
Change in accounting principle	**—**	(0.31)	—
Diluted earnings per share	**$ 4.19**	$ 2.29	$ 2.08

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended		
(in thousands)	**July 31, 2004**	August 2, 2003	August 3, 2002
Cash Flows – Operating Activities			
Net earnings	**$ 204,832**	$ 109,303	$ 99,574
Change in accounting – non-cash writedown of intangible assets, net of taxes	**—**	14,801	—
Earnings before change in accounting principle	**204,832**	124,104	99,574
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	**93,801**	78,976	76,809
Amortization of intangible assets	**—**	—	5,284
Deferred income taxes	**23,274**	7,444	(10,335)
Effect of change in vacation policy	**—**	—	(16,576)
Impairment and other charges	**3,853**	—	13,233
Minority interest	**3,549**	2,488	1,017
Other – primarily costs related to defined benefit pension and other long-term benefit plans	**33,222**	24,189	13,987
	362,531	237,201	182,993
Changes in operating assets and liabilities:			
(Increase) decrease in accounts receivable	**(529,092)**	(2,817)	929
Increase in merchandise inventories	**(33,215)**	(30,218)	(7,977)
Decrease (increase) in other current assets	**12,026**	(22,135)	2,402
Increase in accounts payable and accrued liabilities	**40,414**	17,770	34,047
Funding of defined benefit pension plan	**(45,000)**	(30,760)	—
Net Cash (Used For) Provided by Operating Activities	**(192,336)**	169,041	212,394
Cash Flows – Investing Activities			
Capital expenditures	**(118,130)**	(99,994)	(149,246)
Transactions related to undivided interests in NMG Credit Card Master Trust:			
Purchases of held-to-maturity securities	**(240,808)**	(956,390)	(946,936)
Maturities of held-to-maturity securities	**483,373**	922,427	959,051
Proceeds from sale of assets	**3,183**	—	—
Net Cash Provided by (Used For) Investing Activities	**127,618**	(133,957)	(137,131)
Cash Flows – Financing Activities			
Proceeds from borrowings	**2,750**	81,051	130,240
Repayment of debt	**(1,500)**	(81,051)	(130,000)
Borrowings under Credit Card Facility	**225,000**	—	—
Acquisition of treasury stock	**(7,553)**	(15,020)	—
Cash dividends paid	**(12,632)**	—	—
Distributions paid	**(3,727)**	(2,432)	(1,688)
Proceeds from exercises of stock options and restricted stock grants	**23,797**	10,680	7,532
Net Cash Provided by (Used For) Financing Activities	**226,135**	(6,772)	6,084
Cash and Cash Equivalents			
Increase during the year	**161,417**	28,312	81,347
Beginning balance	**206,950**	178,638	97,291
Ending balance	**$ 368,367**	$ 206,950	$ 178,638
Supplemental Schedule of Cash Flow Information			
Cash paid during the year for:			
Interest	**$ 17,833**	$ 18,071	$ 18,434
Income taxes	**$ 104,742**	$ 61,860	$ 62,858

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands)	Common Stocks Class A	Common Stocks Class B	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance at July 28, 2001	$ 278	$ 200	$ 432,726	$ (1,029)	$ 510,565	$ —	$ 942,740
Issuance of 339 shares under stock option plan	3	—	8,633	—	—	—	8,636
Other equity transactions	(1)	—	2,429	—	—	—	2,428
Comprehensive income:							
Net earnings	—	—	—	—	99,574	—	99,574
Unrealized gain on financial instruments, net of tax	—	—	—	1,945	—	—	1,945
Other, net of tax	—	—	—	(10)	—	—	(10)
Total comprehensive income							101,509
Balance at August 3, 2002	280	200	443,788	906	610,139	—	1,055,313
Issuance of 392 shares under stock option plan	4	—	11,840	—	—	—	11,844
Acquisition of treasury stock						(15,020)	(15,020)
Other equity transactions	(2)	(3)	2,892	—	—	—	2,887
Comprehensive income:							
Net earnings	—	—	—	—	109,303	—	109,303
Unrealized loss on financial instruments, net of tax	—	—	—	(172)	—	—	(172)
Minimum pension liability, net of tax	—	—	—	(26,744)	—	—	(26,744)
Other, net of tax	—	—	—	437	—	—	437
Total comprehensive income							82,824
Balance at August 2, 2003	282	197	458,520	(25,573)	719,442	(15,020)	1,137,848
Issuance of 781 shares under stock option plan	**8**	**—**	**28,138**	**—**	**—**	**—**	**28,146**
Acquisition of treasury stock	**—**	**—**	**—**	**—**	**—**	**(7,553)**	**(7,553)**
Cash dividends declared ($0.13 per share)	**—**	**—**	**—**	**—**	**(18,944)**	**—**	**(18,944)**
Other equity transactions	**3**	**2**	**5,191**	**—**	**—**	**—**	**5,196**
Comprehensive income:							
Net earnings	**—**	**—**	**—**	**—**	**204,832**	**—**	**204,832**
Unrealized loss on financial instruments, net of tax	**—**	**—**	**—**	**(1,290)**	**—**	**—**	**(1,290)**
Minimum pension liability, net of tax	**—**	**—**	**—**	**22,071**	**—**	**—**	**22,071**
Other, net of tax	**—**	**—**	**—**	**256**	**—**	**—**	**256**
Total comprehensive income							**225,869**
Balance at July 31, 2004	**$ 293**	**$ 199**	**$ 491,849**	**$ (4,536)**	**$ 905,330**	**$ (22,573)**	**$ 1,370,562**

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Consolidated Financial Statements of The Neiman Marcus Group, Inc. and subsidiaries (the Company) have been prepared in accordance with generally accepted accounting principles. The Company's businesses consist of Specialty Retail Stores (Specialty Retail Stores), primarily Neiman Marcus Stores and Bergdorf Goodman, and Neiman Marcus Direct, the Company's direct marketing operation (Direct Marketing).

The Company owns a 51 percent interest in Gurwitch Products, LLC, which distributes and markets the Laura Mercier cosmetic line, and a 56 percent interest in Kate Spade LLC, a manufacturer and retailer of high-end designer handbags and accessories (the Brand Development Companies). All significant intercompany accounts and transactions have been eliminated.

The Company's fiscal year ends on the Saturday closest to July 31. All references to 2004 relate to the fifty-two weeks ended July 31, 2004; all references to 2003 relate to the fifty-two weeks ended August 2, 2003 and all references to 2002 relate to the fifty-three weeks ended August 3, 2002. References to 2005 relate to the fifty-two weeks ending July 30, 2005.

Estimates and Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and assumptions affect the amounts of assets, liabilities, revenues and expenses and the disclosure of gain and loss contingencies at the date of the Consolidated Financial Statements. The amounts currently estimated by the Company are subject to change if different assumptions as to the outcome of future events were made. The Company evaluates its estimates and judgments on an ongoing basis and predicates those estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Management makes adjustments to its assumptions and judgments when facts and circumstances dictate. Since future events and their effects cannot be determined with absolute certainty, actual results may differ from the estimates used by the Company in preparing the accompanying financial statements.

Cash and Cash Equivalents. Cash and cash equivalents primarily consist of cash on hand in the stores, deposits with banks and overnight investments with banks and financial institutions. Cash equivalents are stated at cost, which approximates fair value. The Company's cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Accounts payable includes $53.5 million of outstanding checks not yet presented for payment at July 31, 2004 and $48.9 million at August 2, 2003.

Accounts Receivable. Accounts receivable primarily consist of the Company's proprietary credit card receivables, third-party credit card receivables and the net trade receivables of the Brand Development Companies. The Company extends credit to certain of its customers pursuant to its proprietary retail credit card program. The Company's credit operations generate finance charge income, which is recognized as income when earned and is recorded as a reduction of selling, general and administrative expenses. Concentration of credit risk with respect to trade receivables is limited due to the large number of customers to whom the Company extends credit. Ongoing evaluation of customers' credit is performed and collateral is not required as a condition of extending credit.

The Company maintains reserves for potential credit losses. The Company evaluates the collectibility of its accounts receivable based on a combination of factors, including analysis of historical trends, aging of accounts receivable, write-off experience and expectations of future performance.

Merchandise Inventories and Cost Of Goods Sold. The Company utilizes the retail method of accounting for substantially all of its merchandise inventories. Merchandise inventories are stated at the lower of cost or market. The retail inventory method is widely used in the retail industry due to its practicality.

Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are determined by applying a calculated cost-to-retail ratio, for various groupings of similar items, to the retail value of inventories. The cost of the inventory reflected on the consolidated balance sheet is decreased by charges to cost of goods sold at the time the retail value of the inventory is lowered through the use of markdowns. Hence, earnings are negatively impacted when merchandise is marked down.

The Company's sales activities are conducted during two primary selling seasons — Fall and Spring. The Fall selling season is conducted primarily in the Company's first and second quarters and the Spring selling season is conducted primarily in the third and fourth quarters. During each season, the Company records markdowns to reduce the retail value of its inventories. Factors considered in determining markdowns include current and anticipated demand, customer preferences, age of merchandise and fashion trends. During the season, the Company records both temporary and permanent markdowns. Temporary markdowns are recorded at the time of sale and reduce the retail value of only the goods sold. Permanent markdowns are designated primarily for clearance activity and reduce the retail value of all goods subject to markdown that are held by the Company. At the end of each selling season, the Company records permanent markdowns for clearance goods remaining in ending inventory.

The areas requiring significant management judgment related to the valuation of the Company's inventories include 1) setting the original retail value for the merchandise held for sale, 2) recognizing merchandise for which the customer's perception of value has declined and appropriately marking the retail value of the merchandise down to the perceived value and 3) estimating the shrinkage that has occurred between physical inventory counts. These judgments and estimates, coupled with the averaging processes within the retail method can, under certain circumstances, produce varying financial results. Factors that can lead to different financial results include 1) setting original retail values for merchandise held for sale incorrectly, 2) failure to identify a decline in perceived value of inventories and process the appropriate retail value markdowns and 3) overly optimistic or conservative shrinkage estimates. The Company believes it has the appropriate merchandise valuation and pricing controls in place to minimize the risk that its inventory values would be materially misstated.

Consistent with industry business practice, the Company receives allowances from certain of its vendors in support of the merchandise purchased by the Company for resale. Certain allowances are received to reimburse the Company for markdowns taken and/or to support the gross margins earned by the Company in connection with the sales of the vendor's merchandise. These allowances result in an increase to gross margin when the allowances are earned by the Company and approved by the vendor. Other allowances received by the Company represent reductions to the amounts paid by the Company to acquire the merchandise. These allowances reduce the cost of the acquired merchandise and are recognized as an increase to gross margin at the time the goods are sold. The amounts of vendor reimbursements received by the Company did not have a significant impact on the year-over-year change in gross margin in 2004, 2003 or 2002.

The Company obtains certain merchandise, primarily precious jewelry, on a consignment basis in order to expand its product assortment. Consignment merchandise with a cost basis of approximately $220.4 million at July 31, 2004 and approximately $214.0 million at August 2, 2003 is not reflected in the consolidated balance sheets.

Forward Exchange Contracts. The Company enters into forward exchange contracts to hedge forecasted inventory purchases denominated in foreign currencies. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on cash flows. The settlement terms of the forward contracts, including amount, currency and maturity, correspond with the payment terms for purchases of merchandise inventories. The forward exchange contracts represent derivative instruments and are recorded at fair value in the accompanying Consolidated Financial Statements. These contracts have been designated and accounted for as cash flow hedges. Gains and losses related to the Company's foreign currency exchange contracts that qualify as hedges are deferred and recognized in cost of goods sold in the period the inventory is sold.

As of July 31, 2004, the Company had foreign currency contracts in the form of forward exchange contracts in the amount of approximately $21.8 million. The contracts have varying maturity dates through February 2005. At July 31, 2004, the fair value of the Company's outstanding foreign currency exchange contracts was a liability of approximately $0.9 million. This amount, net of taxes ($0.5 million), is reflected in other comprehensive income in the accompanying consolidated statements of shareholders' equity.

Long-lived Assets. Property and equipment are stated at historical cost less accumulated depreciation. For financial reporting purposes, depreciation is computed principally using the straight-line method over the estimated useful lives of the assets. Buildings and improvements are depreciated over 5 to 30 years while fixtures and equipment are depreciated over 3 to 15 years. Costs incurred for the development of internal computer software are capitalized and amortized using the straight-line method over 3 to 10 years.

The Company receives contributions from developers and merchandise vendors to fund building improvements and the construction of vendor boutiques in the Company's retail stores. Such contributions are netted against the Company's capital expenditures and aggregated $11.1 million in 2004, $35.2 million in 2003 and $25.9 million in 2002.

To the extent the Company remodels or otherwise replaces or disposes of property and equipment prior to the end of the assigned depreciable lives, the Company could realize a loss or gain on the disposition. To the extent assets continue to be used beyond their assigned depreciable lives, no depreciation expense is incurred. The Company reassesses the depreciable lives of its long-lived assets in an effort to reduce the risk of significant losses or gains at disposition and utilization of assets with no depreciation charges. The reassessment of depreciable lives involves utilizing historical remodel and disposition activity and forward-looking capital expenditure plans.

Recoverability of the carrying value of store assets is assessed annually and upon the occurrence of certain events (e.g., opening a new store near an existing store or announcing plans for a store closing). The recoverability assessment requires judgment and estimates of future store generated cash flows. The underlying estimates of cash flows include estimates for future revenues, gross margin rates and store expenses and are based upon the stores' past and expected future performance. New stores may require two to five years to develop a customer base necessary to generate the cash flows of the Company's more mature stores. To the extent management's estimates for revenue growth and gross margin improvement are not realized, future annual assessments could result in impairment charges.

Recoverability of goodwill and intangible assets is assessed annually and upon the occurrence of certain events. The recoverability assessment requires management to make judgments and estimates regarding fair values. Fair values are determined using estimated future cash flows, including growth assumptions for future revenues, gross margin rates and other estimates. To the extent that management's estimates are not realized, future assessments could result in impairment charges.

Benefit Plans. The Company sponsors a noncontributory defined benefit pension plan (Pension Plan) covering substantially all full-time employees and an unfunded supplemental executive retirement plan (SERP Plan) which provides certain employees additional pension benefits. In calculating its obligations and related expense, the Company makes various assumptions and estimates, after consulting with outside actuaries and advisors. The annual determination of expense involves calculating the estimated total benefits ultimately payable to plan participants and allocating this cost to the periods in which services are expected to be rendered. The Company uses the projected unit credit method in recognizing pension liabilities. The Pension and SERP Plans are valued annually as of the beginning of each fiscal year.

Significant assumptions related to the calculation of the Company's obligations include the discount rate used to calculate the actuarial present value of benefit obligations to be paid in the future, the expected long-term rate of return on assets held by the Pension Plan and the average rate of compensation increase by plan participants. These actuarial assumptions are reviewed annually based upon currently available information.

Self-insurance and Other Employee Benefit Reserves. Management uses estimates in the determination of the required accruals for general liability, workers' compensation and health insurance as well as short-term disability, supplemental executive retirement benefits and postretirement health care benefits. These estimates are based upon an examination of historical trends, industry claims experience and, in certain cases, calculations performed by third-party experts. Projected claims information may change in the future and may require management to revise these accruals.

Other Long-term Liabilities. Other long-term liabilities consist primarily of certain employee benefit obligations, postretirement health care benefit obligations and the liability for scheduled rent increases.

Revenues. Revenues include sales of merchandise and services, net commissions earned from leased departments in the Company's retail stores and shipping and handling revenues related to merchandise sold. Revenues from the Company's retail operations are recognized at the later of the point of sale or the delivery of goods to the customer. Revenues from the Company's direct marketing operation are recognized when the merchandise is delivered to the customer.

The Company maintains reserves for anticipated sales returns primarily based on the Company's historical trends related to returns by its retail and direct marketing customers.

Buying and Occupancy Costs. The Company's buying costs consist primarily of salaries and expenses incurred by the Company's merchandising and buying operations. Occupancy costs primarily include rent, depreciation, property taxes and operating costs of the Company's retail and distribution facilities.

Selling, General and Administrative Expenses. Selling, general and administrative expenses are comprised principally of the costs related to employee compensation and benefits in the selling and administrative support areas, preopening expenses, advertising and catalog costs, loyalty program costs, insurance expense and income and expenses related to the Company's proprietary credit card portfolio.

The Company receives allowances from certain merchandise vendors in conjunction with compensation programs for employees who sell the vendors' merchandise. These allowances are netted against the related compensation expense incurred by the Company. Amounts received from vendors related to compensation programs were $46.3 million in 2004, $41.1 million in 2003 and $37.0 million in 2002.

Preopening Expenses. Preopening expenses primarily consist of payroll and related media costs incurred in connection with new and replacement store openings and are expensed when incurred. The Company opened no new stores in 2004 and had no preopening expenses in 2004. Preopening expenses were $8.0 million for 2003 and $5.2 million for 2002.

Advertising and Catalog Costs. The Company incurs costs to advertise and promote the merchandise assortment offered by both Specialty Retail Stores and Direct Marketing. Advertising costs incurred by the Specialty Retail Stores consist primarily of print media costs related to promotional materials mailed to its customers. These costs are expensed at the time of mailing to the customer. Advertising costs incurred by Direct Marketing relate to the production, printing and distribution of its print catalogs and the production of the photographic content on its websites. The costs of print catalogs are amortized during the periods the expected revenues from such catalogs are expected to be generated, generally three to six months. The costs incurred to produce the photographic content on the Company's websites are expensed at the time the images are first loaded onto the website. Website design costs are expensed as incurred.

Deferred direct response advertising amounts included in other current assets in the consolidated balance sheets were $10.3 million as of July 31, 2004 and $11.0 million as of August 2, 2003. Net advertising expenses were $125.0 million in 2004, $113.7 million in 2003 and $110.3 million in 2002.

Consistent with industry practice, the Company receives advertising allowances from certain of its merchandise vendors. Substantially all the advertising allowances received represent reimbursements of direct, specific and incremental costs incurred by the Company to promote the vendor's merchandise in connection with the Company's various advertising programs, primarily catalogs and other print media. As a result, these allowances are recorded as a reduction of the Company's advertising costs included in the selling, general and administrative expenses when earned. Vendor allowances earned and recorded as a reduction to selling, general and administrative expenses aggregated approximately $55.3 million in 2004, $53.2 million in 2003 and $49.8 million in 2002.

Beginning in the third quarter of 2003, the Company began to record the portion of advertising allowances received by the Company not representing the reimbursement of direct, specific and incremental advertising costs as a reduction of the cost of merchandise purchased in accordance with the provisions of Emerging Issues Task Force Issue (EITF) 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor." Under these rules, allowances are realized and recorded by the Company as a reduction of cost of goods sold in the periods in which the goods are sold. These allowances were previously recorded as a reduction of selling, general and administrative expenses when received.

The Company believes that the impact of the accounting change related to the implementation of the provisions of EITF 02-16 did not have a material impact on the year-to-year comparison of its operating results for the periods presented.

Loyalty Programs. The Company maintains customer loyalty programs in which customers receive points annually for qualifying purchases. Upon reaching certain levels, customers may redeem their points for gifts.

Generally, points earned in a given year must be redeemed no later than ninety days subsequent to the end of the annual program period. The Company accrues the estimated costs of the anticipated redemptions of the points earned by its customers at the time of the initial customer purchase and charges such costs to selling, general and administrative expense. The estimates of the costs associated with the loyalty programs require the Company to make assumptions related to customer purchasing levels, redemption rates and costs of awards to be chosen by its customers.

Stock-based Compensation. The Company accounts for stock-based compensation awards to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Compensation cost for stock-based awards are recognized in an amount equal to the difference between the exercise price of the award and its fair value at the date of grant. Accordingly, no compensation expense has been recognized for stock options since all options granted had an exercise price equal to the market value of the Company's common stock on the grant date.

The following table illustrates the effect on net earnings and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation using the Black-Scholes option-pricing model for 2004, 2003 and 2002:

	Years Ended		
(in thousands, except per share data)	**July 31, 2004**	August 2, 2003	August 3, 2002
Net earnings:			
As reported	**$ 204,832**	$ 109,303	$ 99,574
Less: stock-based employee compensation expense determined under fair value based method, net of related taxes	**(8,687)**	(7,847)	(6,542)
Pro forma	**$ 196,145**	$ 101,456	$ 93,032
Basic earnings per share:			
As reported	**$ 4.27**	$ 2.30	$ 2.10
Pro forma	**$ 4.09**	$ 2.14	$ 1.96
Diluted earnings per share:			
As reported	**$ 4.19**	$ 2.29	$ 2.08
Pro forma	**$ 4.01**	$ 2.12	$ 1.94

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2004, 2003 and 2002:

	Years Ended		
	July 31, 2004	August 2, 2003	August 3, 2002
Expected life (years)	**5**	5	7
Expected volatility	**32.7%**	36.6%	40.7%
Risk-free interest rate	**3.1%**	3.0%	5.4%

The weighted-average fair value of options granted was $14.79 in 2004, $11.40 in 2003 and $12.73 in 2002.

The effects on pro forma net earnings and earnings per share of expensing the estimated fair value of stock options are not necessarily representative of the effects on reported net earnings for future periods due to such factors as the vesting periods of stock options and the potential issuance of additional stock options in future years. In addition, the Black-Scholes option-pricing model has inherent limitations in calculating the fair value of stock options for which no active market exists since the model does not consider the inability to sell or transfer options, vesting requirements and a reduced exercise period upon termination of employment — all of which would reduce the fair value of the options.

Income Taxes. The Company is routinely under audit by federal, state or local authorities in the area of income taxes. These audits include questioning the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various tax filing positions, the Company accrues charges for probable exposures. Based on its annual evaluations of tax positions, the Company believes it has appropriately accrued for probable exposures. To the extent the Company were to prevail in matters for which accruals have been established or be required to pay amounts in excess of recorded reserves, the Company's effective tax rate in a given financial statement period could be materially impacted.

Basic and Diluted Net Income Per Share. Basic net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding. The dilutive effect of stock options and other common stock equivalents, including contingently returnable shares, is included in the calculation of diluted earnings per share using the treasury stock method.

Recent Accounting Pronouncements. In December 2003, the Financial Accounting Standards Board (FASB), revised SFAS No. 132, "Employers' Disclosures about Pensions and other Postretirement Benefits," (SFAS No. 132R) which requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132R was effective January 31, 2004 and the Company has provided the revised disclosures.

In December 2003, the U.S. Congress enacted the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Act) that will provide a prescription drug subsidy, beginning in 2006, to companies that sponsor postretirement health care plans that provide drug benefits. Additional legislation is anticipated that will clarify whether a company is eligible for the subsidy, the amount of the subsidy available and the procedures to be followed in obtaining the subsidy. In May 2004, the FASB issued Staff Position 106-2 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" that provides guidance on the accounting and disclosure for the effects of the Act. The Company is evaluating the impact of the Act on its Postretirement Plan as well as future actions that the Company might take in response to the Act. As a result, the Company is currently unable to quantify the effects of this legislation on its obligations pursuant to the Postretirement Plan.

NOTE 2. SECURITIZATION OF CREDIT CARD RECEIVABLES

Pursuant to a revolving credit card securitization program (the Credit Card Facility), the Company transfers substantially all of its credit card receivables to a wholly-owned subsidiary, Neiman Marcus Funding Corporation, which in turn sells such receivables to the Neiman Marcus Credit Card Master Trust (Trust). At the inception of the Credit Card Facility in September 2000, the Trust issued certificates representing undivided interests in the credit card receivables to third-party investors in the face amount of $225 million (Sold Interests) and to the Company in an aggregate amount equal to the excess of the balance of the credit card portfolio over $225 million (Retained Interests). In order to maintain the committed level of securitized assets, cash collections on the securitized receivables are used by the Trust to purchase new credit card balances from the Company in accordance with the terms of the Credit Card Facility.

The Company continues to service the credit card receivables and receives a contractually defined servicing fee. Total credit card receivables held by the Trust and serviced by the Company aggregated $525.7 million as of July 31, 2004. Servicing fees earned by the Company were $6.3 million in each of 2004, 2003 and 2002.

Beginning in April 2005, cash collections will be used by the Trust to repay the $225 million principal balance of the Class A Certificates in six monthly installments of $37.5 million (Amortization Period). As a result of certain provisions in the securitization agreement, the Company holds certain rights to repurchase the Class A Certificates (Repurchase Option) subsequent to the commencement of the Amortization Period and, therefore, has the ability to regain effective control over the credit card receivables held by the Trust at the time the Repurchase Option becomes exercisable. The Company believes that the Repurchase Option will become exercisable in September 2005.

From the inception of the Credit Card Facility until December 2003, the Company's transfers and sales of credit card receivables pursuant to the terms of the Credit Card Facility were accounted for as sales (Off-Balance Sheet Accounting). As a result, $225 million of credit card receivables were removed from the Company's balance sheet at the inception of the Credit Card Facility and the Company's $225 million repayment obligation to the holders of the certificates representing the Sold Interests was not required to be shown as a liability on the Company's consolidated balance sheet. During the period the transfers and sales qualified for Off-Balance Sheet Accounting, the Retained Interests were shown as "Undivided interests in NMG Credit Card Master Trust" on the Company's consolidated balance sheets.

Transfers to the Trust ceased to qualify for Off-Balance Sheet Accounting beginning in December 2003 since the contractual life of the receivables transferred after November 2003 is estimated to extend to September 2005 when the Repurchase Option becomes exercisable. Rather, these transfers were recorded as secured borrowings by the Company (Financing Accounting). As a consequence, the credit card receivables generated after November 2003 remained on the Company's balance sheet. The transition period from Off-Balance Sheet Accounting to Financing Accounting (Transition Period) lasted approximately four months (December 2003 to March 2004). During the Transition Period, cash collections of receivables were allocated to the previous Sold Interests and Retained Interests until such time as those balances were reduced to zero and the Company recorded a liability for its repayment obligation to the holders of the $225 million of certificates representing the Sold Interests.

A reconciliation of the outstanding balance of the Company's accounts receivable to the balances recorded by the Company at July 31, 2004 and August 2, 2003 is as follows:

(in millions)	**July 31, 2004**	August 2, 2003
Credit card receivables	**$525.7**	$468.1
Other receivables	**26.0**	22.6
	551.7	490.7
Less: Sold Interests originally qualifying for Off-Balance Sheet Accounting	**—**	(225.0)
Net balance	**$551.7**	$265.7
Amounts reflected in the Company's balance sheet:		
Undivided interests in NMG Credit Card Master Trust	**$ —**	$243.1
Accounts receivable	**551.7**	22.6
	$551.7	$265.7
Current portion of borrowings under Credit Card Facility	**$150.0**	$ —
Long-term borrowings under Credit Card Facility	**75.0**	—
	$225.0	$ —

At the completion of the Transition Period, the Company's entire credit card portfolio was included in accounts receivable in its consolidated balance sheet and the $225 million repayment obligation was shown as a liability.

As of the start of the Transition Period in December 2003, the carrying value of the Retained Interests exceeded face value by approximately $7.6 million as a result of the application of the provisions of current accounting rules related to the calculation of the gains on sale of the previous Sold Interests and the valuation of both Sold and Retained Interests. During the Transition Period, the $7.6 million premium was amortized as a reduction of the Company's net earnings from its credit card portfolio (recorded as a reduction of selling, general and administrative expenses in the consolidated statements of earnings). Of the $7.6 million premium, $5.3 million was amortized in the second quarter of 2004 and the remaining $2.3 million was amortized in the third quarter of 2004.

NOTE 3. GOODWILL AND INTANGIBLE ASSETS

The significant components of goodwill and intangible assets, included in other assets in the accompanying consolidated balance sheets, are as follows:

(in thousands)	**July 31, 2004**	August 2, 2003
Goodwill	**$23,747**	$23,747
Trademarks	**64,945**	68,797
	$88,692	$92,544

The Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" as of the beginning of the first quarter of 2003. SFAS No. 142 established a new fair value-based accounting model for the valuation of goodwill and indefinite-lived intangible assets recorded in connection with business combinations. Pursuant to the provisions of SFAS No. 142, goodwill and indefinite-lived intangible assets are measured for impairment by applying a fair value-based test at least annually and are not amortized.

In connection with the adoption of the provisions of SFAS No. 142, the Company engaged third-party appraisal experts to assist with the determination of the fair value of its goodwill and intangible assets. Fair value was determined using a discounted cash flow methodology. For each of the Company's operating segments, a summary of the intangible assets recorded by the Company as of the beginning of the first quarter of 2003 in accordance with the cost-based accounting model established by previous accounting principles and the adjustments required during 2003 and 2004 in accordance with the fair value model of SFAS No. 142 are as follows:

		SFAS No. 142 Adjustments			
(in thousands)	Carrying Value at August 4, 2002	At Adoption	During 2003	During 2004	Adjusted Carrying Value
Direct Marketing					
Goodwill	**$ 23,747**	$ —	$ —	$ —	$23,747
Indefinite-lived tradenames	**60,732**	(24,066)	(813)	(3,853)	32,000
Other					
Indefinite-lived tradenames	**32,945**	—	—	—	32,945
	$117,424	$(24,066)	$(813)	$(3,853)	$88,692

The $24.1 million writedown in the carrying value of the indefinite-lived intangible assets of the Company's Direct Marketing segment required upon adoption of SFAS No. 142 is reflected as a change in accounting principle ($14.8 million, net of taxes) in the accompanying consolidated statements of earnings. The additional writedowns of $0.8 million in 2003 (included in selling, general and administrative expenses) and $3.9 million in 2004 were required based upon current estimates of future cash flows.

The Company ceased amortization of its goodwill and indefinite-lived intangible assets as of the beginning of 2003. Amortization expense was approximately $5.3 million in 2002 and reduced diluted earnings per share by $0.07 for the period.

NOTE 4. ACCRUED LIABILITIES

The significant components of accrued liabilities are as follows:

(in thousands)	July 31, 2004	August 2, 2003
Accrued salaries and related liabilities	**$ 63,452**	$ 43,704
Amounts due customers	**40,318**	36,770
Self-insurance reserves	**39,067**	34,897
Sales returns	**31,487**	26,674
Loyalty program liability	**14,283**	11,514
Sales tax	**12,712**	21,341
Income taxes payable	**12,519**	28,994
Other	**72,995**	62,365
Total	**$ 286,833**	$ 266,259

NOTE 5. LONG-TERM DEBT

The significant components of the Company's long-term debt are as follows:

(in thousands)	Interest Rate	July 31, 2004	August 2, 2003
Senior unsecured notes	6.65%	**$ 124,941**	$ 124,926
Senior unsecured debentures	7.125%	**124,816**	124,807
Credit Card Facility	LIBOR + 0.27%	**225,000**	—
		474,757	249,733
Less: current portion		**150,000**	—
Long-term debt		**$ 324,757**	$ 249,733

Effective June 9, 2004, the Company entered into a five-year unsecured revolving credit agreement (the Credit Agreement) with a group of seventeen banks that provides for borrowings of up to $350 million. The Company has two types of borrowing options under the Credit Agreement, a "committed" borrowing and a "competitive bid" borrowing. The rate of interest payable under a "committed" borrowing is based on one of two pricing options selected by the Company, the level of outstanding borrowings and the rating of the Company's senior unsecured long-term debt by Moody's and Standard & Poor's. The pricing options available to the Company under a "committed" borrowing are based on either LIBOR plus 0.40 percent to 1.50 percent or a "base" rate. The base rate is determined based on the higher of the Prime Rate or the Federal Funds Rate plus 0.50 percent and a "base" rate margin of up to 0.50 percent. The rate of interest payable under a "competitive bid" borrowing is based on one of two pricing options selected by the Company. The pricing options are based on either LIBOR plus a competitive bid margin or an absolute rate, both determined in the competitive auction process. Changes in the ratings of the senior unsecured long-term debt do not represent an event of default, accelerate repayment of any outstanding borrowings or alter any other terms of the Credit Agreement. The Credit Agreement contains covenants that require the Company to maintain certain leverage and fixed charge ratios. The Credit Agreement replaces a previous $300 million unsecured credit facility. At July 31, 2004, the Company had no borrowings outstanding under the Credit Agreement.

In May 1998, the Company issued $250 million of unsecured senior notes and debentures to the public. This debt is comprised of $125 million of 6.65 percent senior notes, due 2008 and $125 million of 7.125 percent senior debentures, due 2028. Interest on the securities is payable semiannually. Based upon quoted prices, the fair value of the Company's senior notes and debentures aggregated $268.3 million as of July 31, 2004 and $265.0 million as of August 2, 2003.

At July 31, 2004, the Company has $225.0 million borrowings under its revolving Credit Card Facility. Repayment of this obligation begins in April 2005 in six monthly installments of $37.5 million. Therefore, $150.0 million of this obligation is included in current liabilities and $75.0 million is included in long-term liabilities as of July 31, 2004 in the accompanying consolidated balance sheets. Outstanding borrowings under the Credit Card Facility bear interest at a contractually-defined rate of one-month LIBOR plus 0.27 percent (1.65 percent at July 31, 2004) and are payable monthly to the holders of the Class A Certificates. The interest distributions to the Class A Certificate holders are payable from the finance charge income generated by the credit card receivables. For the periods prior to December 2003 when the borrowings under the Credit Card Facility qualified for Off-Balance Sheet Accounting, the interest distributions to the Class A Certificate holders were charged to selling, general and administrative expenses and aggregated $1.8 million in 2004, $4.2 million in 2003 and $5.9 million in 2002.

The significant components of interest expense are as follows:

	Years Ended		
(in thousands)	**July 31, 2004**	August 2, 2003	August 3, 2002
Credit Agreement	**$ 422**	$ 430	$ 1,532
Senior notes	**8,308**	8,308	8,468
Senior debentures	**8,904**	8,904	9,075
Credit Card Facility	**1,778**	—	—
Debt issue cost amortization and other	**1,679**	1,298	2,008
Total interest expense	**$ 21,091**	$18,940	$21,083
Less:			
Interest income	**$ 2,132**	$ 1,245	$ 2,561
Capitalized interest	**3,036**	1,425	3,116
Interest expense, net	**$ 15,923**	$16,270	$ 15,406

NOTE 6. COMMON SHAREHOLDERS' EQUITY

Authorized Capital. On September 15, 1999, the shareholders of the Company approved a proposal to amend the Company's Restated Certificate of Incorporation to increase the Company's authorized capital to 250 million shares of common stock consisting of 100 million shares of Class A Common Stock, 100 million shares of Class B Common Stock; 50 million shares of a new Class C Common Stock (having one-tenth [1/10] of one vote per share) and 50 million shares of preferred stock.

Common Stock. Common stock is entitled to dividends if and when declared by the Board of Directors and each share of Class A and Class B Common Stock outstanding carries one vote. Holders of Class A Common Stock have the right to elect up to 18 percent of the Board of Directors and holders of Class B Common Stock have the right to elect at least 82 percent of the Board of Directors. The Class A Common Stock and Class B Common Stock are identical in all other respects. Holders of common stock have no cumulative voting, conversion, redemption or preemptive rights.

Cash dividend program. In the second quarter of 2004, the Company's Board of Directors initiated a quarterly cash dividend of $0.13 per share. The Company declared dividends on January 30, 2004, April 30, 2004 and July 30, 2004 aggregating $18.9 million, of which dividends payable of $6.3 million were included in accrued liabilities in the accompanying consolidated balance sheet as of July 31, 2004 and were paid in August 2004.

Stock Repurchase Program. In prior years, the Company's Board of Directors authorized various stock repurchase programs and increases in the number of shares subject to repurchase. In 2004, the Company repurchased 175,600 shares at an average purchase price of $40.01 during the first quarter and 10,450 shares at an average price of $50.48 during the fourth quarter. During the second quarter of 2003, the Company repurchased 524,177 shares at an average purchase price of $28.65. During 2002, there were no stock repurchases under the stock repurchase program. As of July 31, 2004, approximately 1.2 million shares remain available for repurchase under the Company's stock repurchase programs.

Shareholder Rights Plan. In October 1999, the Company adopted a shareholder rights plan designed to ensure that its shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers and other abusive takeover tactics to gain control of the Company without paying all shareholders a fair price. The rights plan was not adopted in response to any specific takeover proposal.

Under the rights plan, one right (Right) is attached to each share of The Neiman Marcus Group, Inc. Class A, Class B and Class C Common Stock. Each Right will entitle the holder to purchase one one-thousandth of a share of a corresponding series of participating preferred stock, with a par value of $.01 per share, at an exercise price of $100.00 per one one-thousandth of a share of such series. The Rights are not currently exercisable and will become exercisable only in the event a person or group acquires beneficial ownership of 15 percent or more of the shares of Class B Common Stock or 15 percent or more of total number of shares of Common Stock outstanding. The Rights expire on October 6, 2009 if not earlier redeemed or exchanged.

Common Stock Incentive Plans. The Company has established common stock incentive plans allowing for the granting of stock options, stock appreciation rights, restricted stock and other stock-based awards to its employees. The Company previously adopted the 1997 Incentive Plan (1997 Plan) which is currently used for grants of equity-based awards to employees. All outstanding equity-based awards at July 31, 2004 were granted under the Company's 1997 Plan and the 1987 Stock Incentive Plan. At July 31, 2004, there were 1.8 million shares of common stock available for grant under the 1997 Plan.

In 2004 and 2003, the Company made stock-based awards in the form of 1) restricted stock awards for which there was no exercise price payable by the employee and 2) purchased restricted stock awards for which the exercise price was equal to 50 percent of the fair value of the Company's common stock on the date of grant. In 2004, the restricted stock and purchased restricted stock awards aggregated 254,757 shares at a weighted-average exercise price of $15.89 as of the grant date. In 2003, the restricted stock and purchased restricted stock awards aggregated 105,110 shares at a weighted-average exercise price of $8.88 as of the grant date. The Company did not make any restricted stock grants in 2002.

Compensation cost for restricted stock and purchased restricted stock awards is recognized in an amount equal to the difference between the exercise price of the award and its fair value at the date of grant. Such expense is recorded on a straight-line basis over the expected life of the award with the offsetting entry to additional paid-in capital. For performance accelerated restricted stock, the expected life is determined based on management's best estimate of the number of years from the grant date to the date at which it is probable that the performance targets will be met (four or five years, depending on the grant). Compensation cost is calculated as if all instruments granted that are subject only to a service requirement will vest. Compensation expense related to restricted stock grants was $3.1 million in 2004, $2.4 million in 2003 and $2.4 million in 2002.

A summary of the status of the Company's 1997 and 1987 Stock Incentive Plans as of July 31, 2004, August 2, 2003 and August 3, 2002 and changes during the fiscal years ended on those dates are presented in the following table:

	July 31, 2004		August 2, 2003		August 3, 2002	
	Shares	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**3,079,705**	**$ 29.54**	2,894,300	$ 28.59	2,753,900	$ 28.78
Granted	**903,650**	**43.33**	822,525	30.93	542,500	24.50
Exercised	**(780,600)**	**29.34**	(392,300)	25.96	(338,550)	23.52
Canceled	**(193,600)**	**35.16**	(244,820)	28.93	(63,550)	27.48
Outstanding at end of year	**3,009,155**	**$ 33.37**	3,079,705	$ 29.54	2,894,300	$ 28.59
Exercisable at year end	**713,110**	**$ 28.68**	1,012,790	$ 29.39	834,570	$ 28.39

Options outstanding at July 31, 2004 were granted at prices (not less than 100 percent of the fair market value on the date of the grant) varying from $14.375 to $53.08. Options granted during 2004 cliff vest on the third anniversary of the grant and expire six years from the grant date. Options granted prior to 2003 vest ratably over five years and expire after ten years. There were 151 employees with options outstanding at July 31, 2004.

The following table summarizes information about the Company's stock options as of July 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Shares Outstanding at July 31, 2004**	**Weighted-Average Remaining Contractual Life (Years)**	**Weighted-Average Exercise Price**	**Shares Outstanding at July 31, 2004**	**Weighted-Average Exercise Price**
$ 14.38–$ 15.38	**6,700**	**0.6**	**$ 14.85**	**6,700**	**$ 14.85**
$ 23.13–$ 29.19	**833,130**	**5.9**	**$ 24.44**	**410,460**	**$ 24.54**
$ 30.35–$ 36.50	**1,333,975**	**4.8**	**$ 32.83**	**295,950**	**$ 34.75**
$ 43.05–$ 53.08	**835,350**	**5.2**	**$ 43.29**	**—**	**$ —**
	3,009,155	**5.2**	**$ 33.37**	**713,110**	**$ 28.68**

Spin-off from Harcourt General, Inc. On October 22, 1999, Harcourt General, Inc. (Harcourt General) completed the spin-off of its controlling equity position in the Company in a tax-free distribution to its shareholders (Spin-off). Harcourt General distributed approximately 21.4 million of its approximately 26.4 million shares of the Company's common stock and subsequently divested itself entirely of any holdings in the Company's common stock. Each common shareholder of Harcourt General received 0.3013 of a share of Class B Common Stock of the Company for every share of Harcourt General Common Stock and Class B Stock held on October 12, 1999, which was the record date for the distribution. This transaction had no impact on the reported equity of the Company.

The Company is required to indemnify Harcourt General, and each entity of the consolidated group of which Harcourt General is a member, against all federal, state and local taxes incurred by Harcourt General or any member of such group as a result of the failure of the Spin-off to qualify as a tax-free transaction under Section 355(a) of the Internal Revenue Service Code (Code) or the application of Section 355(e). The obligation to indemnify occurs only if the Company takes action which is inconsistent with any representation or statement made to the Internal Revenue Service in connection with the request by Harcourt General for a ruling letter in respect to the Spin-off and as to certain tax aspects of the Spin-off, or if within two years after the date of the Spin-off the Company 1) fails to maintain its status as a company engaged in the active conduct of a trade or business, as defined in Section 355(b) of the Code, 2) merges or consolidates with or into any other corporation, 3) liquidates or partially liquidates, 4) sells or transfers all or substantially all of its assets in a single transaction or a series of related transactions, 5) redeems or otherwise repurchases any Company stock subject to certain exceptions, or 6) takes any other action or actions which in the aggregate would have the effect of causing or permitting one or more persons to acquire, directly or indirectly, stock representing a 50 percent or greater interest in the Company. The Company's obligation to indemnify Harcourt General and its consolidated group shall not apply if, prior to taking any such action the Company has obtained and provided to Harcourt General a written opinion from a law firm acceptable to Harcourt General, or Harcourt General has obtained a supplemental ruling from the Internal Revenue Service, that such action or actions will not result in either (i) the Spin-off failing to qualify under Section 355(a) of the Code, or (ii) the Company's shares failing to qualify as qualified property for purposes of Section 355(c)(2) of the Code by reason of Section 355(e) of the Code.

NOTE 7. INCOME TAXES

The significant components of income tax expense are as follows:

	Years Ended		
(in thousands)	**July 31, 2004**	August 2, 2003	August 3, 2002
Current:			
Federal	**$ 93,963**	$64,758	$ 67,015
State	**3,328**	6,854	4,837
Foreign	**367**	192	136
	97,658	71,804	71,988
Deferred:			
Federal	**21,177**	6,944	(9,620)
State	**2,097**	500	(715)
	23,274	7,444	(10,335)
Income tax expense	**$120,932**	$79,248	$ 61,653

A reconciliation of income tax expense to the amount calculated based on the federal and state statutory rates are as follows:

	Years Ended		
(in thousands)	**July 31, 2004**	August 2, 2003	August 3, 2002
Income tax expense at statutory rate	**$115,260**	$72,044	$ 56,785
State income taxes, net of federal income tax benefit	**12,925**	7,354	4,122
Tax benefit related to favorable state tax settlements	**(7,500)**	—	—
Other	**247**	(150)	746
Total	**$120,932**	$79,248	$ 61,653

The Company's effective income tax rate was 36.7 percent in 2004, 38.5 percent in 2003 and 38.0 percent in 2002. In the second quarter of 2004, the Company recognized a net income tax benefit of $7.5 million related to favorable settlements associated with previous state tax filings. Excluding this benefit, the effective tax rate was 39.0 percent for 2004.

Significant components of the Company's net deferred income tax asset are as follows:

(in thousands)	**July 31, 2004**	August 2, 2003
Deferred income tax assets:		
Accruals and reserves	**$ 27,618**	$29,096
Employee benefits	**42,891**	41,079
Other	**2,629**	1,845
Total deferred tax assets	**$ 73,138**	$72,020
Deferred income tax liabilities:		
Inventory	**$ (10,951)**	$ (6,602)
Depreciation and amortization	**(49,133)**	(36,803)
Pension accrual	**(17,517)**	—
Other	**(6,840)**	(3,714)
Total deferred tax liabilities	**(84,441)**	(47,119)
Net deferred income tax (liability) asset	**$ (11,303)**	$24,901
Net deferred income tax (liability) asset:		
Current	**$ 9,078**	$17,586
Non-current	**(20,381)**	7,315
Total	**$ (11,303)**	$24,901

The net deferred tax liability of $11.3 million at July 31, 2004 increased $36.2 million from a net deferred tax asset of $24.9 million at August 2, 2003. This increase was comprised of the deferred tax provision of $23.3 million charged to earnings in 2004 as well as amounts charged directly to other comprehensive loss in the statement of shareholders' equity, primarily related to the increase in the funded position of the Pension Plan in 2004 (as more fully described in Note 8). The Company believes it is more likely than not that it will realize the benefits of its recorded deferred tax assets.

NOTE 8. EMPLOYEE BENEFIT PLANS

Description of Benefit Plans. The Company sponsors a defined benefit pension plan (Pension Plan) covering substantially all full-time employees. The Company also sponsors an unfunded supplemental executive retirement plan (SERP Plan) which provides certain employees additional pension benefits. Benefits under both plans are based on the employees' years of service and compensation over defined periods of employment.

Retirees and active employees hired prior to March 1, 1989 are eligible for certain limited postretirement health care benefits (Postretirement Plan) if they meet certain service and minimum age requirements. The cost of these benefits is accrued during the years in which an employee provides services. The Company paid postretirement health care benefit claims of $1.8 million during 2004, $2.3 million during 2003 and $1.7 million during 2002.

The Company has a qualified defined contribution 401(k) plan, which covers substantially all employees. Employees make contributions to the plan and the Company matches 100 percent of the first 2 percent and 25 percent of the next 4 percent of an employee's contribution up to a maximum of 6 percent of the employee's compensation. The Company also sponsors an unfunded key employee deferred compensation plan, which provides certain employees additional benefits, a profit sharing and a defined contribution retirement plan for employees of Kate Spade LLC and a qualified defined contribution 401(k) plan for employees of Gurwitch Products, LLC. The Company's aggregate contributions to these plans were approximately $9.5 million for 2004, $9.3 million for 2003 and $8.9 million for 2002.

Costs of Benefits. The components of the expenses incurred by the Company under its Pension Plan, SERP Plan and Postretirement Plan are as follows:

(in thousands)	Years Ended July 31, 2004	August 2, 2003	August 3, 2002
Pension Plan:			
Service cost	**$10,827**	$ 9,110	$ 8,422
Interest cost	**16,484**	15,196	13,571
Expected return on plan assets	**(16,527)**	(14,591)	(14,389)
Net amortization of losses and prior service costs	**3,192**	407	283
Pension Plan expense	**$13,976**	$10,122	$ 7,887
SERP Plan:			
Service cost	**$ 1,345**	$ 1,159	$ 961
Interest cost	**3,849**	3,700	3,199
Net amortization of losses and prior service costs	**1,444**	1,181	200
SERP Plan expense	**$ 6,638**	$ 6,040	$ 4,360
Postretirement Plan:			
Service cost	**$ 81**	$ 92	$ 86
Interest cost	**1,570**	1,614	1,214
Net amortization of losses	**450**	322	—
Postretirement expense	**$ 2,101**	$ 2,028	$ 1,300

Benefit Obligations. The Company's obligations for the Pension Plan, SERP Plan and Postretirement Plan are valued annually as of the beginning of each fiscal year. With respect to the Pension Plan and the SERP Plan, the Company's obligations consist of both a projected benefit obligation (PBO) and an accumulated benefit obligation (ABO). The PBO represents the actuarial present value of benefits ultimately payable to plan participants for both past and future services expected to be provided by the plan participants to the Company. The ABO represents the actuarial present value of benefits payable to plan participants for only services rendered at the valuation date. The Company's obligations pursuant to its Pension Plan, SERP Plan and Postretirement Plan are as follows:

	Pension Plan		SERP Plan		Postretirement Plan	
(in thousands)	**2004**	2003	**2004**	2003	**2004**	2003
Projected benefit obligations:						
Beginning of year	**$244,997**	$ 197,599	**$57,638**	$46,480	**$24,907**	$22,924
Service cost	**10,827**	9,110	**1,345**	1,159	**81**	92
Interest cost	**16,484**	15,196	**3,849**	3,700	**1,570**	1,614
Actuarial loss (gain)	**16,829**	29,446	**4,713**	7,665	**(4,378)**	2,035
Benefits paid, net	**(7,714)**	(6,354)	**(1,681)**	(1,366)	**(1,186)**	(1,758)
End of year	**$281,423**	$ 244,997	**$65,864**	$57,638	**$20,994**	$24,907
Accumulated benefit obligations:						
Beginning of year	**$207,834**	$ 175,903	**$49,082**	$38,689		
End of year	**$240,082**	$ 207,834	**$56,209**	$49,082		

A summary of expected benefit payments related to the Company's Pension Plan, SERP Plan and Postretirement Plan is as follows:

(in thousands)	Pension Plan	SERP Plan	Postretirement Plan
Fiscal year 2005	$ 8,800	$ 2,412	$ 1,484
Fiscal year 2006	9,454	2,553	1,535
Fiscal year 2007	10,192	2,733	1,567
Fiscal year 2008	11,039	2,760	1,593
Fiscal year 2009	12,009	3,293	1,614
Fiscal years 2010-2014	$ 78,041	$ 22,337	$ 8,042

Actuarial Assumptions. Significant assumptions related to the calculation of the Company's obligations pursuant to its employee benefit plans include the discount rate used to calculate the actuarial present value of benefit obligations to be paid in the future, the expected long-term rate of return on assets held by the Pension Plan, the average rate of compensation increase by Pension Plan and SERP Plan participants and the health care cost trend rate for the Postretirement Plan. These actuarial assumptions are reviewed annually based upon currently available information. The assumptions utilized by the Company in calculating the projected benefit obligations and periodic expense of its Pension Plan, SERP Plan and Postretirement Plan are as follows:

	August 1, 2004	August 1, 2003	August 1, 2002
Pension Plan:			
Discount rate	**6.25%**	6.50%	7.25%
Expected long-term rate of return on plan assets	**8.00%**	8.00%	8.00%
Rate of future compensation increase	**4.50%**	4.50%	5.00%
SERP Plan:			
Discount rate	**6.25%**	6.50%	7.25%
Rate of future compensation increase	**4.50%**	4.50%	5.00%
Postretirement Plan:			
Discount rate	**6.25%**	6.50%	7.25%
Initial health care cost trend rate	**10.00%**	11.00%	12.00%
Ultimate health care cost trend rate	**5.00%**	5.00%	5.00%

Discount rate. The assumed discount rate utilized is based, in part, upon the Moody's Aa corporate bond yield as of the measurement date. The discount rate is utilized principally in calculating the actuarial present value of the Company's obligations and periodic expense pursuant to its employee benefit plans. At July 31, 2004, the discount rate was 6.25 percent. To the extent the discount rate increases or decreases, the Company's Pension Plan obligation is decreased or increased accordingly.

The estimated effect of a 0.25 percent decrease in the discount rate would increase the Pension Plan obligation by $10.1 million and increase annual Pension Plan expense by $1.1 million. The estimated effect of a 0.25 percent decrease in the discount rate would increase the SERP Plan obligation by $2.2 million and increase the SERP Plan annual expense by $0.2 million. The estimated effect of a 0.25 percent decrease in the discount rate would increase the Postretirement Plan obligation by $0.6 million and increase the Postretirement Plan annual expense by an immaterial amount.

Expected long-term rate of return on plan assets. The assumed expected long-term rate of return on assets is the weighted average rate of earnings expected on the funds invested or to be invested to provide for the pension obligation. During 2004, the Company utilized 8.0 percent as the expected long-term rate of return on plan assets. The Company periodically evaluates the allocation between investment categories of the assets held by the Pension Plan. The expected average long-term rate of return on assets is based principally on the counsel of the Company's outside actuaries and advisors. This rate is utilized primarily in calculating the expected return on plan assets component of the annual pension expense. To the extent the actual rate of return on assets realized over the course of a year is greater than the assumed rate, that year's annual pension expense is not affected. Rather this gain reduces future pension expense over a period of approximately 12 to 18 years. To the extent the actual rate of return on assets is less than the assumed rate, that year's annual pension expense is likewise not affected. Rather this loss increases pension expense over approximately 12 to 18 years.

Rate of future compensation increase. The assumed average rate of compensation increase is the average annual compensation increase expected over the remaining employment periods for the participating employees. The Company utilized a rate of 4.5 percent for the periods beginning July 31, 2004. This rate is utilized principally in calculating the obligation and annual expense for the Pension and SERP Plans. The estimated effect of a 0.25 percent increase in the assumed rate of compensation increase would increase the projected benefit obligation for the Pension Plan by $1.8 million and increase annual pension expense by $0.4 million. The estimated effect of a 0.25 percent increase in the assumed rate of compensation increase would increase the SERP Plan projected benefit obligation by $0.8 million and increase the SERP Plan annual expense by $0.2 million.

Health care cost trend rate. The assumed health care cost trend rate represents the Company's estimate of the annual rates of change in the costs of the health care benefits currently provided by the Postretirement Plan. The health care cost trend rate implicitly considers estimates of health care inflation, changes in health care utilization and delivery patterns, technological advances and changes in the health status of the plan participants. The Company utilized a health care cost trend rate of 10% as of July 31, 2004, trending down over time to an ultimate health care cost trend rate of 5%. If the assumed health care cost trend rate were increased one percentage point, Postretirement Plan costs for 2004 would have been $0.2 million higher and the accumulated postretirement benefit obligation as of July 31, 2004 would have been $1.8 million higher. If the assumed health care trend rate were decreased one percentage point, Postretirement Plan costs for 2004 would have been $0.1 million lower and the accumulated postretirement benefit obligation as of July 31, 2004 would have been $1.5 million lower.

Funding Policy and Plan Assets. The Company's policy is to fund the Pension Plan at or above the minimum required by law. In 2004, the Company made voluntary contributions of $30.0 million in the second quarter and $15.0 million in the fourth quarter for the plan year ended July 31, 2003. In addition, the Company made contributions of $5.8 million in 2003 for the plan year ended July 31, 2003. In the third quarter of 2003, the Company made a required contribution of $11.5 million and a voluntary contribution of $13.5 million to the Pension Plan for the plan year ended July 31, 2002. Based upon currently available information, the Company will not be required to make contributions to the Pension Plan for the plan year ended July 31, 2004.

Assets held by the Pension Plan are invested in accordance with the provisions of an investment policy approved by the Company. The asset allocation for the Company's Pension Plan at the end of 2004 and the target allocation for 2005, by asset category, are as follows:

	Pension Plan	
	Percentage of Plan Assets at 2004	2005 Target Allocation
Equity Securities	**53%**	80%
Fixed Income Securities	**38%**	20%
Cash and Equivalents	**8%**	—
Other	**1%**	—
Total	**100%**	100%

For 2005, the Company revised its investment policy. The Pension Plan's strategic asset allocation was structured to reduce volatility through diversification and enhance return to approximate the amounts and timing of the expected benefit payments.

Changes in the assets held by the Pension Plan in 2004 and 2003 are as follows:

(in thousands)	**2004**	2003
Fair value of assets at beginning of year	**$ 183,044**	$ 145,945
Actual return on assets	**22,767**	12,693
Company contributions	**45,000**	30,760
Benefits paid	**(7,714)**	(6,354)
Fair value of assets at end of year	**$ 243,097**	$ 183,044

Funded Status. The funded status of the Company's Pension Plan, SERP Plan and Postretirement Plan is as follows:

	Pension Plan		SERP Plan		Postretirement Plan	
(in thousands)	**2004**	2003	**2004**	2003	**2004**	2003
Projected benefit obligation	**$ 281,423**	$ 244,997	**$ 65,864**	$ 57,638	**$ 20,994**	$ 24,907
Fair value of plan assets	**243,097**	183,044	**—**	—	**—**	—
Excess of projected benefit obligation over fair value of plan assets	**(38,326)**	(61,953)	**(65,864)**	(57,638)	**(20,994)**	(24,907)
Unrecognized net actuarial loss (gain)	**83,599**	75,921	**17,316**	13,285	**2,859**	7,643
Unrecognized prior service (income) cost	**(190)**	(223)	**3,172**	3,934	**206**	250
Unrecognized net obligation at transition	**471**	785	**—**	—	**—**	—
Net prepaid (accrued) benefit obligation in the consolidated balance sheets	**$ 45,554**	$ 14,530	**$ (45,376)**	$ (40,419)	**$ (17,929)**	$ (17,014)
Accumulated benefit obligation	**$ 240,082**	$ 207,834	**$ 56,209**	$ 49,082		
Fair value of plan assets	**243,097**	183,044	**—**	—		
Excess (deficiency) of assets over obligation	**$ 3,015**	$ (24,790)	**$ (56,209)**	$ (49,082)		

The Company's Pension Plan and SERP Plan obligations and funded status of such plans are recognized in the Company's consolidated balance sheets as follows:

	Pension Plan		SERP Plan	
(in thousands)	**2004**	2003	**2004**	2003
Prepaid asset (accrued obligation)	**$ 45,554**	$ (24,790)	**$ (56,209)**	$ (49,082)
Intangible asset	**—**	562	**3,172**	3,934
Other comprehensive loss – additional minimum liability	**—**	38,758	**7,661**	4,729
Net prepaid (accrued) benefit obligation in the consolidated balance sheet	**$ 45,554**	$ 14,530	**$ (45,376)**	$ (40,419)

In 2003, the Company was required to record additional minimum liabilities of $39.3 million related to the Pension Plan and $8.7 million related to the SERP Plan. In recording the additional minimum liabilities, the Company reduced shareholders' equity by $43.5 million ($26.7 million, net of tax).

In 2004, the fair value of the assets held by the Pension Plan exceeded the accumulated benefit obligation. As a result, the previously recorded additional minimum liability was reversed and shareholders' equity increased by $38.8 million ($23.8 million, net of tax). The additional minimum liability for the SERP Plan increased by $2.2 million and reduced shareholders' equity by $1.8 million, net of tax.

The projected benefit obligation of the Pension Plan exceeded the plan's assets by $38.3 million in 2004 and by $62.0 million in 2003. The underfunded status is reflected in the Company's consolidated balance sheet as follows:

	2004	2003
Prepaid pension contribution reflected in the consolidated balance sheet and not yet charged to expense	**$ 45,554**	$ 14,530
Liability charged to shareholders' equity and not yet recognized in expense	**—**	(38,758)
Liability reflected in other assets and not yet charged to expense	**—**	(562)
Unrecognized liability not yet recognized in expense	**(83,880)**	(37,163)
Underfunded status	**$ (38,326)**	$ (61,953)

The unrecognized liability of $83.9 million for the Pension Plan at July 31, 2004 relates primarily to the delayed recognition of differences between the Company's actuarial assumptions and actual results. In addition, the Company had cumulative unrecognized liabilities for the SERP Plan and Postretirement Plan aggregating $23.6 million at July 31, 2004.

NOTE 9. EFFECT OF CHANGE IN VACATION POLICY

During the third quarter of 2002, the Company terminated its prior vacation plan and the Board of Directors of the Company approved a new policy related to vacation pay for its employees. The new policy was communicated to employees during the third quarter of 2002. Pursuant to the new policy, which was effective as of April 28, 2002, eligible employees earn vacation pay ratably over the course of the year in which the services are rendered.

Pursuant to the previous plan, eligible employees received an annual vacation grant at the beginning of each service year. Such grants were made in anticipation of future service; however, eligible employees were allowed to take vacation time to the extent of the vacation grant as of the grant date. Further, in the event of termination, an employee was entitled to receive cash compensation to the extent of the untaken balance of the annual grant. As a result, the Company recorded vacation expense ratably over the twelve months prior to each annual grant such that the liability for the annual grant was fully recorded as of the grant date.

With the termination of the prior vacation plan, the previously recorded vacation liability of $16.6 million, which amount represented the vacation time that would have been granted to employees on April 28, 2002 pursuant to the previous plan, was eliminated and credited to operating earnings in the third quarter of 2002.

NOTE 10. IMPAIRMENT AND OTHER CHARGES

In the fourth quarter of 2004, the Company recorded a $3.9 million pretax impairment charge related to the writedown to fair value of the net carrying value of the Chef's Catalog tradename intangible asset.

In the fourth quarter of 2002, the Company recorded a $3.1 million pretax impairment charge. The charge related to the write-down of the net carrying values of the fixed assets of three Kate Spade LLC stores to estimated fair value.

In the third quarter of 2002, the Company recorded an $8.2 million pretax charge. The charge related to 1) the write-off of the remaining net carrying value of its cost method investment in WeddingChannel.com, Inc. in light of its continued operating losses, 2) the write-down of the carrying values of the fixed assets of two Neiman Marcus Galleries stores to estimated fair value and 3) the accrual of the estimated loss associated with the abandonment of excess warehouse space held by the Company pursuant to a long-term operating lease.

In the second quarter of 2002, the Company incurred expenses of approximately $2.0 million in connection with cost reduction strategies. These expenses consisted primarily of severance costs and lease termination expenses incurred in connection with the closing of the Neiman Marcus Galleries store in Seattle, Washington.

NOTE 11. COMMITMENTS AND CONTINGENCIES

The Company leases certain property and equipment under various non-cancelable capital and operating leases. The leases provide for monthly fixed rentals and/or contingent rentals based upon sales in excess of stated amounts and normally require the Company to pay real estate taxes, insurance, common area maintenance costs and other occupancy costs. Generally, the leases have primary terms ranging from 1 to 99 years and include renewal options ranging from 5 to 80 years.

Rent expense under operating leases are as follows:

	Years Ended		
(in thousands)	**July 31, 2004**	August 2, 2003	August 3, 2002
Minimum rent	**$ 42,800**	$ 41,200	$ 37,400
Contingent rent	**20,300**	16,500	17,000
Total rent expense	**$ 63,100**	$ 57,700	$ 54,400

Future minimum rental commitments, excluding renewal options, under capital leases and non-cancelable operating leases are as follows: fiscal year 2005 – $47.3 million; fiscal year 2006 – $45.2 million; fiscal year 2007 – $40.3 million; fiscal year 2008 – $38.6 million; fiscal year 2009 – $36.5 million; all years thereafter – $567.0 million.

Common area maintenance costs were $11.9 million for 2004, $12.5 million for 2003 and $10.0 million for 2002.

Litigation. The Company is involved in various suits and claims in the ordinary course of business. Management does not believe that the disposition of any such suits and claims will have a material adverse effect upon the consolidated results of operations, cash flows or the financial position of the Company.

Other. The Company had approximately $15.0 million of outstanding irrevocable letters of credit relating to purchase commitments and insurance and other liabilities at July 31, 2004. The Company had approximately $2.8 million in surety bonds at July 31, 2004 relating primarily to merchandise imports, state sales tax and utility requirements.

NOTE 12. EARNINGS PER SHARE

The weighted average shares used in computing basic and diluted earnings per share (EPS) are presented in the table below. No adjustments were made to net earnings for the computations of basic and diluted EPS during the periods presented.

	Years Ended		
(in thousands of shares)	**July 31, 2004**	August 2, 2003	August 3, 2002
Weighted average shares outstanding	**48,349**	47,750	47,726
Less shares of non-vested restricted stock	**(352)**	(288)	(282)
Shares for computation of basic EPS	**47,997**	47,462	47,444
Effect of dilutive stock options and restricted stock	**876**	333	391
Shares for computation of diluted EPS	**48,873**	47,795	47,835
Shares represented by antidilutive stock options	**8**	1,469	1,223

Antidilutive stock options were not included in the computation of diluted EPS because the exercise price of those options was greater than the average market price of the common shares.

NOTE 13. COMPREHENSIVE INCOME

The components of comprehensive income are as follows:

	Years Ended		
(in thousands)	**July 31, 2004**	August 2, 2003	August 3, 2002
Net earnings	**$ 204,832**	$109,303	$ 99,574
Other comprehensive income (loss):			
Unrealized (loss) gain on financial instruments, net of taxes of ($815), ($96) and $1,193	**(1,290)**	(172)	1,945
Additional minimum pension liability, net of taxes of $13,755 and ($16,744)	**22,071**	(26,744)	—
Other	**256**	437	(10)
Total other comprehensive income (loss)	**21,037**	(26,479)	1,935
Total comprehensive income	**$ 225,869**	$ 82,824	$101,509

NOTE 14. SEGMENT REPORTING

The Company has identified two reportable segments: Specialty Retail Stores and Direct Marketing. The Specialty Retail Stores segment includes all Neiman Marcus and Bergdorf Goodman retail stores, including Neiman Marcus clearance stores. The Direct Marketing segment conducts both print catalog and online operations under the Neiman Marcus, Horchow and Chef's Catalog brand names. Other includes the operations of Kate Spade LLC and Gurwitch Products, LLC and corporate expenses.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Company's senior management evaluates the performance of the Company's assets on a consolidated basis. Interest expense is not allocated by segment.

The following tables set forth the information for the Company's reportable segments:

	Years Ended		
(in thousands)	**July 31, 2004**	August 2, 2003	August 3, 2002
Revenues			
Specialty Retail Stores	**$2,870,876**	$2,524,816	$2,433,195
Direct Marketing	**570,626**	493,473	444,019
Other	**104,057**	79,835	71,118
Total	**$3,545,559**	$3,098,124	$2,948,332
Operating Earnings			
Specialty Retail Stores	**$ 310,579**	$ 198,201	$ 170,465
Direct Marketing	**61,307**	45,754	22,835
Other	**(22,797)**	(21,845)	(18,993)
Subtotal	**349,089**	222,110	174,307
Effect of change in vacation policy	**—**	—	16,576
Impairment and other charges	**(3,853)**	—	(13,233)
Total	**$ 345,236**	$ 222,110	$ 177,650
Capital Expenditures			
Specialty Retail Stores	**$ 98,758**	$ 91,293	$ 137,615
Direct Marketing	**13,319**	6,761	10,118
Other	**6,053**	1,940	1,513
Total	**$ 118,130**	$ 99,994	$ 149,246
Depreciation Expense			
Specialty Retail Stores	**$ 80,946**	$ 68,153	$ 66,168
Direct Marketing	**7,691**	8,692	8,321
Other	**5,164**	2,131	2,320
Total	**$ 93,801**	$ 78,976	$ 76,809

NOTE 15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(in millions, except for per share data)	Year Ended July 31, 2004				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$824.9	$1,054.1	$877.6	$789.0	$3,545.6
Gross profit	$316.5	$ 337.0	$334.3	$236.7	$1,224.4
Net earnings	$ 56.2	$ 59.2[1]	$ 68.8	$ 20.6[2]	$ 204.8
Earnings per share:					
Basic	$ 1.18	$ 1.23	$ 1.43	$ 0.43	$ 4.27
Diluted	$ 1.16	$ 1.21	$ 1.40	$ 0.42	$ 4.19

(in millions, except for per share data)	Year Ended August 2, 2003				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 734.1	$ 938.5	$ 722.9	$ 702.7	$ 3,098.1
Gross profit	280.2	283.9	259.2	201.3	1,024.5
Earnings before change in accounting principle	43.3	32.5	41.1	7.2	124.1
Change in accounting principle	(14.8)	—	—	—	(14.8)
Net earnings	$ 28.5	$ 32.5	$ 41.1	$ 7.2	$ 109.3
Basic earnings per share:					
Earnings before change in accounting principle	$ 0.91	$ 0.68	$ 0.87	$ 0.15	$ 2.61
Change in accounting principle	(0.31)	—	—	—	(0.31)
Basic earnings per share	$ 0.60	$ 0.68	$ 0.87	$ 0.15	$ 2.30
Diluted earnings per share:					
Earnings before change in accounting principle	$ 0.90	$ 0.68	$ 0.87	$ 0.15	$ 2.60
Change in accounting principle	(0.31)	—	—	—	(0.31)
Diluted earnings per share	$ 0.59	$ 0.68	$ 0.87	$ 0.15	$ 2.29

1 Net earnings for the second quarter of 2004 reflect a $7.5 million net income tax benefit related to favorable settlements associated with previous state tax filings.

2 Net earnings for the fourth quarter of 2004 include a $3.9 million pretax impairment charge related to the writedown to fair value in the net carrying value of the Chef's Catalog tradename intangible asset.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
The Neiman Marcus Group, Inc.
Dallas, Texas

We have audited the accompanying consolidated balance sheets of The Neiman Marcus Group, Inc. and subsidiaries as of July 31, 2004 and August 2, 2003, and the related consolidated statements of earnings, cash flows and shareholders' equity for each of the three years in the period ended July 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Neiman Marcus Group, Inc. and subsidiaries as of July 31, 2004 and August 2, 2003, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The Company changed its method of accounting for goodwill and other intangible assets upon adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," for the year ended August 2, 2003, as discussed in Note 3 to the Consolidated Financial Statements.

DELOITTE & TOUCHE LLP
Dallas, Texas
September 27, 2004

STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of The Neiman Marcus Group, Inc. and its subsidiaries is responsible for the integrity and objectivity of the financial and operating information contained in this Annual Report, including the consolidated financial statements covered by the Report of Independent Registered Public Accounting Firm. These statements were prepared in conformity with generally accepted accounting principles and include amounts that are based on the best estimates and judgments of management.

The Company maintains a system of internal controls which provides management with reasonable assurance that transactions are recorded and executed in accordance with its authorizations, that assets are properly safeguarded and accounted for, and that records are maintained so as to permit preparation of financial statements in accordance with generally accepted accounting principles. This system includes written policies and procedures, an organizational structure that segregates duties, financial reviews and a comprehensive program of periodic audits by the internal auditors. The Company also has instituted policies and guidelines which require employees to maintain a high level of ethical standards.

In addition, the Audit Committee of the Board of Directors, consisting solely of outside directors, meets periodically with management, the internal auditors and the independent auditors to review internal accounting controls, audit results and accounting principles and practices and annually recommends to the Board of Directors the selection of independent auditors.

BURTON M. TANSKY
President and
Chief Executive Officer

JAMES E. SKINNER
Senior Vice President and
Chief Financial Officer

T. DALE STAPLETON
Vice President and Controller

SELECTED FINANCIAL DATA

The following selected financial data is qualified in its entirety by the Consolidated Financial Statements of the Company (and the related Notes thereto) and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The operating results and financial position data for each of the fiscal years ended July 31, 2004, August 2, 2003, August 3, 2002, July 28, 2001 and July 29, 2000 have been derived from the Company's audited Consolidated Financial Statements. Additionally, 2002 included fifty-three weeks of operations while the other years presented consist of fifty-two weeks of operations.

	Years Ended				
(in millions, except per share data)	**July 31, 2004**	August 2, 2003	August 3, 2002	July 28, 2001	July 29, 2000
Operating Results					
Revenues	**$ 3,545.6**	$ 3,098.1	$ 2,948.3	$ 3,015.5	$ 2,926.4
Gross margin	**1,224.4**	1,024.5	951.0	994.6	1,008.1
Operating earnings	**345.2**[1]	222.1	177.7[3]	193.6[4]	248.4
Earnings before income taxes, minority interest and change in accounting principle	**329.3**	205.8	162.2	178.4	223.0
Net earnings	**$ 204.8**[2]	$ 109.3	$ 99.6	$ 107.5	$ 134.0
Basic earnings per share:					
Earnings before change in accounting principle	**$ 4.27**	$ 2.61	$ 2.10	$ 2.28	$ 2.77
Change in accounting principle – writedown of intangible assets, net of taxes	**—**	(0.31)	—	—	—
Basic earnings per share	**$ 4.27**	$ 2.30	$ 2.10	$ 2.28	$ 2.77
Diluted earnings per share:					
Earnings before change in accounting principle	**$ 4.19**	$ 2.60	$ 2.08	$ 2.26	$ 2.75
Change in accounting principle – writedown of intangible assets, net of taxes	**—**	(0.31)	—	—	—
Diluted earnings per share	**$ 4.19**	$ 2.29	$ 2.08	$ 2.26	$ 2.75
	July 31, 2004	August 2, 2003	August 3, 2002	July 28, 2001	July 29, 2000
Financial Position					
Cash and cash equivalents	**$ 368.4**	$ 207.0	$ 178.6	$ 97.3	$ 175.4
Merchandise inventories	**720.3**	687.1	656.8	648.9	575.3
Total current assets	**1,706.2**	1,246.1	1,127.6	1,063.3	1,069.3
Property and equipment, net	**693.8**	674.2	653.2	586.6	539.7
Total assets	**2,545.8**	2,034.4	1,907.5	1,785.9	1,762.1
Current liabilities	**727.7**	530.4	518.5	497.6	492.3
Long-term liabilities	**$ 437.2**	$ 358.0	$ 327.2	$ 338.9	$ 435.1

1 For 2004, operating earnings include a $3.9 million pretax impairment charge related to the writedown to fair value in the net carrying value of the Chef's Catalog tradename intangible asset.

2 For 2004, net income reflects a $7.5 million net income tax benefit related to favorable settlements associated with previous state tax filings.

3 For 2002, operating earnings reflect 1) a $16.6 million gain from the change in vacation policy made by the Company and 2) $13.2 million of impairment and other charges, related primarily to the impairment of certain long-lived assets.

4 For 2001, operating earnings reflect a $9.8 million impairment charge related to the Company's investment in a third-party internet retailer.

SHAREHOLDER INFORMATION

Requests for general information or published financial information should be made in writing to:

INVESTOR RELATIONS DEPARTMENT
Attn: Investor Relations Department
The Neiman Marcus Group, Inc.
One Marcus Square
1618 Main Street
Dallas, TX 75201
(214) 743-7625

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services LLC
600 N. Pearl St., Suite 1010
Dallas, TX 75201
(800) 411-6657

FORM 10-K
The Company's Form 10-K as filed with the Securities and Exchange Commission is available upon written request to the Investor Relations Department of the Company. The Company's Form 10-K is also available through its website at www.neimanmarcusgroup.com.

ANNUAL MEETING
The Annual Meeting of Stockholders will be held on January 14, 2005.

SHARES OUTSTANDING
The Neiman Marcus Group had 29.0 million shares of Class A Common Stock and 19.5 million shares of Class B Common Stock outstanding, and 9,494 and 3,315 common shareholders of record, respectively, at July 30, 2004.

CORPORATE ADDRESS
The Neiman Marcus Group, Inc.
One Marcus Square
1618 Main Street
Dallas, TX 75201
(214) 743-7600

STOCK INFORMATION
The Company's Class A Common Stock and Class B Common Stock are currently traded on the New York Stock Exchange under the symbols NMG.A and NMG.B, respectively. In the second quarter of 2004, the Company's Board of Directors initiated a quarterly cash dividend of $0.13 per share. The Company declared dividends on January 30, 2004, April 30, 2004 and July 30, 2004 aggregating $18.9 million.

The following table indicates the quarterly stock price ranges for 2004 and 2003:

	NMG.A 2004		NMG.A 2003		NMG.B 2004		NMG.B 2003	
Quarter	High	Low	High	Low	High	Low	High	Low
First	$48.00	$38.90	$31.70	$24.95	$44.25	$36.25	$28.79	$22.70
Second	$55.78	$48.20	$31.58	$28.01	$51.85	$44.20	$29.05	$25.61
Third	$59.18	$48.55	$32.05	$26.05	$55.54	$45.25	$30.10	$23.87
Fourth	$55.65	$48.00	$40.30	$31.75	$52.15	$44.76	$37.60	$29.45

The Neiman Marcus Group is an Equal Opportunity Employer.
Visit The Neiman Marcus Group website at www.neimanmarcusgroup.com

DIRECTORS AND OFFICERS

DIRECTORS

Richard A. Smith[1]
Chairman of the Board

Robert A. Smith[1]
Vice Chairman

Brian J. Knez[1]
Vice Chairman

Burton M. Tansky
President and Chief Executive Officer

John R. Cook[3,4]
Former Senior Vice President and
Chief Financial Officer
Harcourt General, Inc.

Matina S. Horner, Ph.D.[2,4,5]
Former Executive Vice President
Teachers Insurance and Annuity Association –
College Retirement Equities Fund

Vincent M. O'Reilly[3,5]
Former Executive Vice Chairman
Coopers & Lybrand, LLP;
Distinguished Senior Lecturer
Carroll School of Management
Boston College

Walter J. Salmon[1,4,5]
Roth Professor of Retailing, Emeritus
Graduate School of Business Administration
Harvard University

Paula Stern, Ph.D.[2,4]
President – The Stern Group
Former Chairwoman
U.S. International Trade Commission

Gary L. Countryman[2,3]
Chairman Emeritus
Liberty Mutual Group

Carl Sewell[2,3]
Chairman
Sewell Automotive Companies

1 Executive Committee
2 Nominating and Corporate Governance Committee
3 Audit Committee
4 Compensation Committee
5 Special Review Committee

CORPORATE OFFICERS

Burton M. Tansky
President and Chief Executive Officer

James E. Skinner
Senior Vice President and
Chief Financial Officer

Nelson A. Bangs
Senior Vice President and
General Counsel

Phillip L. Maxwell
Senior Vice President and
Chief Information Officer

Marita O'Dea
Senior Vice President – Human Resources

Steven P. Dennis
Senior Vice President – Strategy, Business Development
and Multi-Channel Marketing

W. Craig Johnson
Vice President – Tax

Stacie R. Shirley
Vice President – Finance
and Treasurer

T. Dale Stapleton
Vice President and Controller

Kim Yee
Vice President – Compliance
and Regulatory Law

Brenda A. Sanders
Corporate Secretary

OPERATING OFFICERS

Neiman Marcus Stores

Karen W. Katz
President and Chief Executive Officer

Bergdorf Goodman

James J. Gold
President and Chief Executive Officer

Neiman Marcus Direct

Brendan L. Hoffman
President and Chief Executive Officer

THE NEIMAN MARCUS GROUP
ONE MARCUS SQUARE, 1618 MAIN STREET, DALLAS, TEXAS 75201